ANNUAL REPORT

THIRTY THREE THREADS, INC.

Thirty Three Threads, Inc.
1330 Park Center Drive
Vista, CA 92081

www.thirtythreethreads.com



In this Annual Report, the term "Thirty Three Threads," "the Company" or "we" or "us" or "the Issuer" refers to Thirty Three Threads, Inc.

The Company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended June 30, 2021. A copy of this report may be found on the Company's website at https://www.thirtythreethreads.com/investor-relations/

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S

CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY AND ITS BUSINESS

Thirty Three Threads, Inc. ("the Company," or "we" or "us" or "the Issuer"), is a California corporation formed by Joe Patterson, our Chairman of the Board, in 2004 as ToeSox, Inc. The Company changed its name to Thirty Three Threads in 2015 to broaden its market identification when it acquired the assets of a second sock brand, Tavi Noir. Thirty Three Threads designs, develops, obtains production, and distributes athleisure apparel, socks, gloves, and other accessories under the brands ToeSox, Tavi Noir, and Base33. The Company primarily sells its products to fitness studios, retailers, and distributors who sell directly or indirectly to consumers. Net revenues reached $15,078,938 and $15,074,413 for the fiscal years ended June 30, 2021 and 2020, respectively. Net income (loss) from continuing operations were $(1,431,052) and $(576,349) for the fiscal years ended June 30, 2021 and 2020, respectively. The Company recorded net income of $1,039,410 for fiscal year ended June 30, 2020, due to a one-time event, the recognition of income from the sale of a property through a variable interest entity. See Note 13 to our financial statements in regards to variable interest entity accounting, and consolidation of, and accounting for discontinued operations.

As discussed further below, COVID-19 has had an impact on our business which resulted in adverse effects on the Company's revenue and income.

Our principal executive offices are located at 1330 Park Center Drive, Vista, California 92081. Our telephone number at that location is (760) 734-6920. We have a European subsidiary, Thirty Three Threads, AG, located at Piazza Indipendenza 3, Lugano, 6901 Switzerland. The subsidiary will distribute our products and remit royalties to the Company. We have one 3PL warehouse facility in Tijuana, Mexico, and also have plans to open a new third-party logistics facility in the Netherlands during 2022. Our website addresses are www.33threads.com, www.toesox.com, www.tavinoir.com, and www.base33.com. Information on our websites are not a part of this Memorandum.

On November 6, 2020, the Company's board of directors passed a resolution to reincorporate the Company in Delaware, which it will complete in 2022.

The Company and Its Products

The name "Thirty Three Threads" relates to the 33rd parallel where San Diego is located. Our name echoes the spirit of the active lifestyle known on the 33rd parallel. San Diego is our home, and it is here that our story and collection of specialty brands come to life. Our brands, ToeSox, Tavi Noir, and Base33 create products inspired by movement. Our products match each customer's activity and style from sunrise to sunset. Our values are tailored to long-lasting premium quality, innovation and creativity.

Our product offering consists of three brands with several product categories within each brand. The ToeSox brand offers grip, sport, casual, and dance socks, as well as accessories such as gloves and leg warmers. The Tavi Noir brand offers grip, sport, children's, and casual socks, and also includes a line of women's apparel. The Base 33 brand is our men's line of grip and sport socks as well as gloves. Our apparel is marketed as premium performance wear for the women's athleisure market. Our sock products are marketed not only as equipment for bare foot fitness, but also as premium fashion and lifestyle products. When consumers use a Thirty Three Threads product, they are not only participating in the Thirty Three Threads way of life, they are treating themselves to a premium fashion product with the highest standards of quality and workmanship.

Joe Patterson, who serves as Chairman of the Company, founded Thirty Three Threads in August of 2004. Joe has a deep knowledge of developing new and innovative technical sock products, including numerous products that have both utility and design patents, which places Thirty Three Threads in the sock, athleisure, and apparel markets with defensible intellectual property. In 2013, Barry Buchholtz joined the Company as a Board Member and President to expand the company's product offerings and accelerate the overall growth of the Company. Gill Hong joined the Company as Chief Executive Officer on

November 4, 2019 and became a Board Member on December 9, 2019, with the purpose of developing the Tavi Noir apparel segment within the business.

In 2019, the Company launched its line of Tavi Noir apparel allowing it to utilize its extensive distribution network and brand recognition to enter the broad apparel market. Our efforts to enter the apparel market have been successful with nearly 20% of our revenue coming from the apparel product line during fiscal 2021.

Through the combination of ToeSox, Tavi Noir, and Base33, the Company has the opportunity to continue to expand its distribution in studios, broader distribution, and direct to consumer by creating a "one-stop-shop" for a complete athleisure solution with premium products and designs.

Our Products and Innovation

Our products are designed for individuals who embrace fitness activities and their related day-to-day lifestyle. Innovative design and quality are emphasized. Thirty Three Threads produces premium products utilizing unique fabrics, designs, and colorations, with the goal of providing product of the highest quality, fit, and performance. We sell our products to distributors and retailers at reasonably accessible price points ranging from $12 to $150.

We believe our most valuable brand and product input comes from our own customers, ambassadors, and influencers who are involved in Pilates, barre, yoga, and other athletic regiments. Our connection with these markets continues to be the inspiration for our product and brands and is critical to our reputation for distinct and authentic marketing and products.

We believe that product details play an extremely important role in consumer buying decisions; therefore, we pay considerable attention to product details throughout the development process.

We differentiate our products from those of our competitors principally through innovation and unique designs and detailing of our products. In certain instances, we believe that such innovations will allow us to achieve significant consumer acceptance of our product offerings. We believe that the substantial experience of our design and development team will greatly enhance our ability to capture market share and maintain consumer loyalty.

The following outlines our current product offerings:

ToeSox

- Grip socks
- Dance socks
- Sport socks
- Leg Warmers
- Grip Gloves

Tavi Noir

- Grip socks
- Sport socks
- Casual socks
- Women's apparel

Base33

- Grip socks
- Sport socks

Employees

Thirty Three Threads currently has 42 full-time employees. In addition, we have 12 people that work exclusively for us in China as our QC, development, and logistics team and approximately 20 people that work exclusively for us in our warehouse in Mexico through a third party warehouse provider. The staff working in China and Mexico are not employees of the Company.

Intellectual Property

Thirty Three Threads boasts a defensible and robust intellectual property portfolio which includes 64 active trademarks (46 registered and 18 pending) in 22 countries and 59 active patents (58 issued and 1 pending) in 7 countries. We believe the Company's intellectual property make it difficult for our competitors to sell comparable sock products, giving Thirty Three Threads a competitive advantage by creating significant barriers to entry. Historically, Thirty Three Threads has vigorously defended its intellectual property, and we believe we have been able to keep other companies from selling competitive sock products. We settled a case with a company alleging Thirty Three Threads had infringed its patents with respect to a certain type of sock.

Litigation

Thirty Three Threads is not currently involved in any litigation that management believes is material to its business.

Manufacturing and Quality Assurance

We currently require minimal investment in machinery or property because we have created alliances with independent manufacturers of raw material and finished goods that are located in China. These long-standing relationships enable us to maintain low product development and production costs and capitalize on a shorter product-to-market cycle. We maintain a staff of Quality Assurance and Quality Control technicians on-site every day at each factory in our effort to ensure the highest level of quality in all of our products. In addition to our on-site quality control staff, our vendor agreements require our vendors to comply with manufacturing and quality assurance standards and provide warranties for any products that do not meet such standards.

Due to continued supply chain issues including port congestion, electricity rationing by the Chinese government and other related issues, we have experienced some delays in our supply chain. Additionally, we have experienced some raw material shortages, primarily with organic cotton. We are working on various methods of mitigating the risks associated with these supply chain delays, however these delays may impact our revenue and net income in future periods.

The Company's Corporate and Distribution Facilities

Our corporate headquarters is approximately 16,000 square feet and is located in Vista, California. Our distribution center is in Tijuana, Mexico, using a third-party logistics company. We also lease office space in Haining, China. Additionally, we have plans to open another third-party logistics facility in the Netherlands in 2022.

Distribution to Franchisors and Wholesalers

Thirty Three Threads distributes its products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities including fitness boutiques, department stores, on-line retailers, natural grocery, footwear specialty, and sporting goods, as well as others. As of June 30, 2021, Thirty Three Threads products were sold in approximately 6,500 locations, in approximately 64 countries and territories worldwide. The Company has developed exclusive sock distribution agreements with several large chains in the studio fitness market representing nearly 2,000 locations in the United States. Management believes Thirty Three Threads is the only company that has exclusive distribution agreements with these accounts. As of FYE June 30, 2021, three customers accounted for 36% of gross accounts receivables, and as of FYE 2020 two customers accounted for 31% of gross accounts receivable.

Because of its distinctive boutique studio distribution channel, the Company has been able to respond quickly to changing buying patterns as more consumers shift away from traditional brick and mortar locations (i.e., malls) to apparel boutique and fitness boutique type retail shops. For more information, please see "Business Strategy – Sales and Distribution," below.

Costs of importing goods and distribution to our customers has risen substantially due to increases primarily in freight costs. We are working on methods to mitigate these costs but these costs may impact our net income in future periods.

Sales and Distribution

Our distribution strategy is based on our belief that the integrity and success of our brand is dependent on responsible growth, capturing the interest of our target consumer, and ease of purchase within our target regions. We distribute our products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities including fitness boutiques, gyms, department stores, on-line retailers, fashion/lifestyle boutiques, footwear specialty, sporting goods, resorts, cruise lines, natural grocery, footwear specialty, and sporting goods. Additionally, we intend to expand our direct to consumer sales strategy through our direct-to-consumer web sites.

We request that our retailers maintain specific standards of brand representation at the point of sale, including minimum inventory levels and point of purchase branding

Our distributors must comply with distribution contracts outlining the terms and conditions of the distribution, resale, and marketing of our products. Distributors also must agree not to resell or divert products through unauthorized channels of distribution or outside of their geographic distribution area.

We understand that our retail partners represent the link between our brand and the consumer; therefore, we have and will continue to focus on building relationships with these retailers, their retail sales staff, and our distributors. Our retail marketing and sales support teams will ensure that our sales representatives and retail partners have the tools, knowledge, and support to sell our products. We provide displays, point of purchase materials, sampling, in-store promotions, and other sales support materials that assist in both selling products and building relationships with our retail partners.

We believe that while COVID-19 has and will continue to impact the boutique fitness studios in the short term, we believe that the long-term viability of this market remains strong as consumers search for new exercise regimens, smaller boutique fitness studios, and smaller boutique shopping experiences.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Gill Hong	Chief Executive Officer	November 2019	
Barry Buchholtz	President and Secretary	January 2012	
Brenda McBarron	Principal Financial Officer	July 2020	
Matt Weaber	Vice President, North American Sales	January 2016	
Danielle Saltzman	Global Merchandising Director	March 2021	
Julie DeAnda	Creative Director	January 2017	
Directors:			
Joe Patterson	Chairman	January 2004	
Barry Buchholtz		January 2012	
Gill Hong		November 2019	
DeeDee Wilson	Audit Chair	November 2020	
Gregory Seare	Compensation Chair	November 2020	

Board of Directors

Joe Patterson, Chairman of the Board

In 2004, Joe and his wife, Christina, founded the Company in their garage and began to develop the ToeSox brand, its product and essentially created the fitness grip-sock industry. Joe led the Company as CEO until November 2019, during which time the Company became one of the leaders in the grip sock industry with numerous patents and technologies that he personally developed. Joe currently provides company oversight as Chairman of the Board. Joe started his career as a sales rep for GAF, the largest manufacturer of Roofing technology in the US with over $3 Billion in annual revenue. Joe held the position of Regional Sales Manager for 7 years. Joe received his Bachelor of Sciences degree in Biology from San Diego State University in 1994.

DeeDee Wilson, Director and Chair of Audit Committee

DeeDee Wilson started her career as a CPA with Price Waterhouse. DeeDee then joined The Coca-Cola Company before being recruited to Nike. During her 13 years there, she served in various roles, including Head of Internal Auditor, head of Global Financial Planning and VP/CFO of Nike's two largest divisions (EMEA and USA). DeeDee was a charter member of Nike's Women's Leadership Council, where she started a program for emerging female executives. After being named one of CFO magazine's "Top 25 women CFOs to Watch in 2008," DeeDee left Nike to become CFO of private-equity backed, fashion retailer, Aritzia. She then completed several assignments in senior finance roles at multinational consumer goods companies before focusing her attention in the nonprofit space, where she is currently EVP, Finance & Administration and CFO at InterVarsity Christian Fellowship/USA. In that role she has served as a member of the executive leadership team, responsible for driving execution of strategic and annual goals of $120M nonprofit since January 2, 2017. Additionally, she is an investor and board advisor in two start-up socially responsible enterprises and has held several nonprofit board seats.

Gregory Seare, Director and Chair of Compensation Committee

Greg is the co-founder and managing director of Black Oak Capital since 2008. In this role he leads overall strategy formulation and fundraising, while overseeing deal sourcing, due diligence, and new investments. Black Oak has invested over $100 million in senior debt, mezzanine debt, and preferred equity financings. Prior to Black Oak, Greg was a founder and managing director at Seare Marriott & Co, a middle-market investment banking firm with offices in Salt Lake City, Utah and Richmond, Virginia. Previously, Greg worked at BB&T and Virginia Capital Markets in Richmond, Virginia where he had over $2 billion of transaction experience spanning multiple industries. Greg received an MBA and MPP from William & Mary (where he was a Jefferson Fellow) and a BS in Political Science from the University of Utah. Mr. Seare was an active Scout Leader for more than a decade and serves as a board member for the Guadalupe Charter School.

Executive Officers/Directors

Gill Hong, CEO and Director

With over 20 years of experience in the fitness, sports and apparel industries (including Oakley, Gap Inc., Speedo, L.L. Bean, Lands' End and a 14-year tenure at Nike in both Global and Regional key leadership roles), Gill brings both a wealth of experience and a powerful strategic vision to Thirty Three Threads. She is a brand builder, growth visionary, and true leader in the women's and men's athleisure, clothing and accessory sectors. Her ability to define a global product vision that leverages trends while adapting to market conditions has repeatedly delivered profitability. As a global business leader with an unparalleled depth of experience in the challenges and opportunities of the apparel industry, Gill is uniquely positioned to help take Thirty Three Threads to its next stage of expansion. From November 2017 until she joined Thirty Three Threads in November of 2019, Gill held the position of EVP Chief Merchandising Officer and Head of International for Lands' End PLC, an American Women's, Men's, Kids clothing, footwear, accessory and home décor direct to consumer retailer.

Barry Buchholtz, President and Director

Barry has had over 30 years of executive experience in various industries including consumer electronics, eyewear, and luxury goods. He has held executive positions with Kaypro (KMG) (VP Operations), Professional Technologies (COO), Vision Technologies (COO), Spy Optic (President and CEO), where he took the company public, and Chrome Hearts Eyewear (General Manager). Barry joined Thirty Three Threads on a consulting basis in 2011 and full time in 2013.

Brenda McBarron, Principal Financial Officer and Vice President, Finance

Brenda is a California CPA with over 30 years of experience in accounting, auditing and financial analysis. From February 2015 until July 2020, she was Senior Financial Analyst with EDF Renewable Energy Inc. where she analyzed and reported on the development business segment, prepared management, labor and net investment reports and analytical and auditor schedules. She started her career at PWC then spent several years as an audit manager at a regional CPA firm. She has also worked as an accounting manager/controller in the finance and manufacturing sectors.

Matt Weaber, Vice President, North American Sales

Matt joined Thirty Three Threads in 2016 as VP Sales, where he continues to manage the Company's domestic sales. He was the Global Director of Sales at prAna from 2001 to 2016, when the Company's global wholesale business grew from $3 million to over $85 million. prAna was subsequently sold to Columbia Sports for $190 million. Matt has also acted as an advisor to buying groups such as Grassroots Outdoor Alliance.

Danielle Saltzman, Global Merchandising Director

Danielle joined Thirty Three Threads in March 2021. Previously, she was a global merchandising leader with the Gap Brand from September 2018 through May 2020, where she led the brand's fastest growing division (activewear and body) to the highest online sales contribution of Women's through expanded product offering and site enhancements driving conversion and traffic. In addition, she has developed multiple innovative product strategies around sustainability and inclusivity for leading global brands. Prior to GAP, Danielle was with Ann, Inc. from February 2017 through September 2018.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On January 1, 2020, Joe Patterson, our founder and Chairman of the Board, entered into a loan agreement with the Company in the amount of $201,040. The loan carries an interest rate of 2.5% per annum. Monthly payments vary between $4,000 and $8,000 with the full balance due December 31, 2022. The balance of the loan as of June 30, 2021 is $136,071. See Notes 6 and 8 to the Financial Statements.

On January 1, 2020, Franklin Slade Holdings entered into a loan agreement with the Company in the amount of $50,260. The loan carries an interest rate of 2.5% per annum. Monthly payments vary between $1,000 and $ 2,000 with the full balance due November 30, 2022. The balance of the loan as of June 30, 2021 is $37,870. See Notes 6 and 8 to the Financial Statements. Barry Buchholtz, the Company's President and Director, is a Principal of Franklin Slade Holdings.

In connection with Mr. Buchholtz's employment agreement, the Company sold Mr. Buchholtz a 20% interest in the Company, through the sale of 25 shares (on a pre-spit basis) of common stock at a price of $12,496 per share or $312,400 total. The sale was funded by the proceeds of a Secured Promissory Note under which Mr. Buchholtz borrowed from the Company to pay the purchase price for his shares, $312,400, at 0.95% compounded annually with a maturity date of January 1, 2085. In December of 2016, an additional 345,000 shares of common stock were sold to Mr. Buchholtz at $0.5294 per share (on a post-split basis) for a total of $182,643. This amount was added to the Secured Promissory Note for a total amount due of $413,883 as of June 30, 2021. The Note is secured by the shares of common stock purchased under the agreement and Mr. Buchholtz makes a monthly payment of $500 until paid in full. See also Note 8 to the Financial Statements.

On January 26, 2021, the Company and Black Oak entered into an agreement under which the Company would redeem up to $150,000 of its Common Stock from existing holders on a pro rata basis. Pursuant to the terms of the agreement with Black Oak, the Company will fund the redemption of its Common Stock with the proceeds from the first purchase of Series A Preferred Stock made by Black Oak. As of October 27, 2021, the Company has not completed this redemption.

RISK FACTORS

The SEC requires Thirty Three Threads to identify risks that are specific to its business and its financial condition. Thirty Three Threads is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our financial statements were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We had a net loss from continuing operations of $1,431,052 for the fiscal year ended June 30, 2021. We used cash of $1,691,478 in operating activities of continuing operations for the year ended June 30, 2021. Our current cash position may not be sufficient for our daily operations, although management expects additional funding through private investors and cash resources available through existing shareholders to contribute to our capital needs. Our ability to continue as a going concern depends on our ability to implement our business plan, generate sufficient revenue, and our ability to raise additional funds through public and/or private offerings.

All of our assets are pledged as collateral to our lenders.

We have a credit facility with Comerica Bank with a maximum loan amount of $900,000 that is secured by substantially all of the assets of the Company. As of September 30, 2021, the balance was $900,000, and as of June 30, 2021, the balance of this loan was $1,000,000. Additionally, we have a secured promissory note with Black Oak Capital with a maximum loan amount of $1,500,000 that is secured by a second priority interest. For details, see "Indebtedness." As of June 30, 2021, the balance of this loan was $1,476,244. This means that if the Company were to cease operations and be liquidated for any reason, Comerica Bank would be paid first. Once the Company's debt to Comerica Bank is satisfied, then Black Oak Capital would be paid before any other debtors or the Company's stockholders would receive anything. As of June 30, 2021, the Company is also liable for a $136,071 loan from Joe Patterson and $37,870 from Franklin Slade Holdings, LLC, which are being repaid in monthly installments of $8,000 and $2,000, respectively. More recently, in response to COVID-19, the Company received an Emergency Injury Disaster Loan from the SBA through Comerica Bank in the amount of $150,000. These loans would also be paid from the Company's assets in the event the Company ceases operations and is liquidated for any reason and before the stockholders would receive anything.

We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.

As of June 30, 2021, we had $3,377,985 of outstanding indebtedness to Comerica, Black Oak, SBA, Joe Patterson, and Franklin Slade Holdings as listed above (see above). Our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;
- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;
- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;
- place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and
- limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

For a complete description of our debt, see "Indebtedness," below. We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In addition, the recent worldwide economic slowdown makes it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due. Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

We were out of compliance with certain financial covenants in our lending agreement with Comerica as of June 30, 2021, which were waived by Comerica, and that agreement is currently in the process for renewal.

We were out of compliance with our lending agreement with Comerica Bank as of June 30, 2021. Comerica Bank has waived certain loan covenants through July 31, 2022. There is no guarantee in the future if we are out of compliance that our lender will be willing to waive those covenants. Furthermore, our $900,000 revolving line of credit with our lender, Comerica Bank, is currently in the process of being replaced by a new lender. We are negotiating a new credit facility, but we may not be successful in obtaining the terms we seek, or any terms. We rely on a credit facility to purchase inventory and fund day-to-day operations. Any material decrease in or other change to our credit facility could negatively impact our business and operating results. The terms of a replacement credit facility will be influenced by general economic factors over which we have no control. We cannot assure you that we will be able to obtain a replacement facility.

Due to COVID-19, for the years ending June 30, 2021 and 2020 we experienced a net operating loss and cannot assure you that we will achieve or maintain profitable operations.

We have incurred net losses for the fiscal year ending June 30, 2021. We cannot assure you that we will achieve sustainable operating profits or even be able to service our debt or refinance our obligations as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Common Stock to decline, resulting in a significant or complete loss of your investment.

We have six distribution and customer agreements that represented 66.56% of our gross revenues in fiscal 2021; our prospects could be negatively impacted if our sales to our largest customers should decrease.

Six distribution and customers agreements constitute approximately 66.56% of our total revenue and individual door count. These agreements have a minimum term of three years and consist of both international distribution and domestic franchise accounts, in which the agreements allow us to sell our products to the franchisees of various fitness chains. We are in the process of renewing one of these agreements. The loss of, or any decrease in sales, under these agreements would have a negative impact on our operating results and financial condition.

We have a concentration of customers to whom we extend credit which may place the Company at risk if one or all of those customers' financial condition deteriorates.

As part of its day to day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. At June 30, 2021, the Company had three customers that accounted for 36% of gross accounts receivables while at June 30, 2020, the Company had two customers accounting for 31% of gross accounts receivable. The Company has four vendors that accounted for 92% and 91% of inventory purchases at June 30, 2021 and 2020, respectively. The Company also had three vendors that accounted for 51% and 68% of accounts payable at June 30, 2021 and 2020, respectively. See Note 9 to the Financial Statements.

Any downturn in general economic conditions in the United States or abroad could harm our business.

The sock, athleisure, and general apparel markets depends on the general economic environment and levels of consumer spending that affect not only the ultimate consumer, but also retailers, who are our primary customers. Purchases of our products may decline sharply in periods of recession or uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, declines. During periods of recession or economic uncertainty, we may not be able to maintain or increase our sales to existing customers, make sales to new customers, maintain or increase our international operations on a profitable basis or maintain or improve our earnings from operations as a percentage of net sales. As a result, our operating results may be adversely and materially affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general.

The Company's Common Stock is not registered under the Securities Act, and resale of our Common Stock will be restricted in accordance with applicable law.

The offering of the Company's Common Stock is being made in reliance on Regulation CF of the Securities Act and will be subject to restrictions on resale for one year. Even after that one year period, there may be resale limitations based on state requirements, "blue sky" laws, and you will only be able to sell if you have a valid exemption from registration under the Securities Act for that sale or if the Company engages in a registered offering under such laws or registers its class of Common Stock under the Securities Exchange Act, neither of which is expected to happen. Purchasers of our Common Stock must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We may be unable to successfully implement our strategic plans and growth initiatives, and we may have difficulty managing any growth that we might experience.

We cannot predict our ability to implement or the success that will be generated by the implementation of strategic plans and growth initiatives. We will require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business issues and opportunities. Additionally, any new initiative is subject to certain risks, including customer acceptance, competition, product differentiation, design and quality. If we experience growth in our operations, it will place a significant strain on our management and operations, including that our operational and financial systems, procedures and controls may need to be expanded and we may need to train and manage an increasing number of employees. The process of expanding our infrastructure will distract our management team from our business plan and involve increased expenses. Our future success will depend substantially on the ability of our management team to manage any growth effectively. Such challenges may include: 1. maintaining our cost structure at an appropriate level based on the net sales we generate; 2. implementing and improving our operational and financial systems, procedures and controls; 3. managing operations in multiple locations and multiple time zones; and 4. distributing our products in a timely manner.

Increases in our revenues do not guarantee increases in profitability.

We believe that the Company will continue to see increases in its gross revenues. However, increases in revenues generally require additional expenditures to produce additional product and therefore an increase in revenues does not always mean that net profits increase. If we are unable to control our expenses while we expand our business, our profitability could be negatively impacted.

Fluctuations in foreign currency exchange rates may adversely affect our operating results.

We may be exposed to foreign currency exchange rate risk with respect to our cost of goods, sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. Our products are produced outside of the United States, and while our purchase orders are issued in U.S. dollars and payment is made is U.S. dollars, if the U.S. dollar becomes stronger against other currencies it could affect our cost of goods or selling prices to foreign customers. As a result, our earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Your ownership interest in the Company will be diluted or impaired when we sell additional Common Stock, issue equity to our employees under our Stock Incentive Plans, or convert our Series A Preferred Stock into Common Stock.

The Board of Directors can authorize the Company to sell additional equity interests in the Company to third parties in order to raise additional capital. Management believes that the Company will have future capital needs and will issue additional shares of Common Stock in the future. Depending on our need for capital, such additional equity interests might be sold for a price less than the price for Common Stock in this Offering. The Company also has 2018 and 2019 Stock Incentive Plans under which stock options have been and will continue to be awarded to employees, directors, and officers. Additionally, we have an outstanding Senior Subordinated Credit Agreement which may convert into 931,677 shares of Series A Preferred Stock in three tranches of $500,000 each on October 15, 2021, December 31, 2021, and February 15, 2022, provided certain revenue targets are met. The target for the first tranche was achieved and the conversion of $500,000 is in process. Additionally, the Company has sold 931,677 shares of Series A Preferred Stock in a private placement. The conversion of the outstanding Series A Preferred Stock into our Common Stock would result in a maximum of 1,863,354 shares of our Common Stock.

Holders of our Series A Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company.

Holders of our outstanding Series A Preferred Stock have a liquidation preference over holders of our Common Stock. If a liquidation event, including a sale of our Company, occurs, the holders of our Series A Preferred Stock would receive a 1.67X liquidation preference, which could result in up to $5,010,000 of proceeds being distributed to Series A holders before any payments may be made to holders of our Common Stock. Once the liquidation preference has been paid, any remaining available amounts would be paid to holders of our Series A Preferred Stock and Common Stock on a pro rata basis. For purposes of pro rata payments, the Series A Preferred Stock would be treated as if converted to our shares of Common Stock. See "Description of Capital Stock" and "Indebtedness."

The Company does not anticipate paying dividends.

The Company does not anticipate that it will be declaring dividends for the foreseeable future; therefore, the only method in which you may be able to recoup your investment would be the sale of the Company, the private sale of your shares of Common Stock, or a potential redemption of your shares of Common Stock.

Our prospects could be negatively impacted if our sales are concentrated in any one product or category of products.

If any one product or category of products were to represent a substantial portion of our net sales, we could be exposed to risk should consumer demand for such product or category of products decrease in subsequent periods. Although we currently offer a broad range of sock products, our grip products represent nearly 80% of our overall sales. Fluctuations in sales of any given product that represents a significant portion of our future net sales could have a negative impact on our operating results.

Our business could be harmed if we keep too much or too little inventory.

We place orders with our independent manufacturers for our products prior to our receipt of customer orders. This minimizes our purchasing costs, the time in which we can fill customer orders and the risk of non-delivery. We also maintain an inventory of products that we anticipate will be in greater demand. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require when we need those products, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty.

Our Directors and Officers control our Company.

Even if Black Oak converts all debt as described herein, Mr. Patterson and Mr. Buchholtz will own in excess of 67%, on a fully diluted basis, of the Company's Common Stock, which constitutes a controlling block in the Company. Moreover, Mr. Patterson and Mr. Buchholtz have entered into a voting agreement under which they both agree to vote all of their shares of Common Stock to elect each other to the board of directors every year. Also, Ms. Hong's employment agreement has a provision that requires that she remain on the Company's board of directors during her employment. As a result, investors will not have a right to participate in or influence the management of the Company except as required by California law. Additionally, in November 2020, the Company added two new directors to its board, expanding it to fix seats. Pursuant to the Company's financing arrangement with Black Oak Capital LLC, a member of Black Oak Capital will be able to appoint one director to sit on the Company's board. Moreover, the Company entered into a voting agreement with Black Oak Capital that entitles it to vote its Preferred Stock on an as-converted basis when voting to elect the other four directors to the board. Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company. Black Oak Capital also has preemptive rights, a right of first refusal and co-sale rights. For more detail, see Description of Capital Stock." The directors and management will have the exclusive right to manage the day-to-day operations of the Company and to make virtually all decisions without the need to obtain approval of the holders of the Company's Common Stock. This concentration of ownership and voting power could have the effect of delaying or preventing, and may discourage attempts to bring about, a change in control of the Company or the removal of existing management. You should not purchase the Company's Common Stock unless you are willing to entrust to the directors essential management of the Company.

If we are unable to develop and maintain the popularity of our brands there may not be sufficient demand for our products.

The sock, athleisure, and apparel markets are subject to constantly changing consumer preferences based on trends. Our success is largely dependent on the continued strength of our ToeSox, Tavi Noir, and Base33 brands and our ability to continue to introduce new and innovative branding concepts and products that are accepted by consumers in our target market. In addition, we must anticipate the rapidly changing trends and consumer demands and provide products that appeal to their preferences in a timely manner while preserving our brand. Achieving market acceptance for new products may also require substantial marketing and product development efforts and expenditures to create consumer demand. Decisions with respect to products need to be made several months in advance of the time when consumer acceptance can be determined. We attempt to minimize the risk of changing trends and product acceptance through constant interaction with consumers in our target markets; but trends can shift away from our products, or if we may misjudge the markets for our products. If so, our net sales may be adversely affected and we may be faced with excess inventories, lower gross margins due to the necessity of providing discounts to retailers and impairment of our brand name and brand image.

We may not be able to compete effectively, which may cause our internet sales and market share to decline.

The sock, athleisure, and apparel markets in which we compete are intensely competitive. Competitive factors that affect our market position within these markets include the design of our products, trade and consumer promotions, rapid and effective development of new, unique products, attractive and different packaging, product performance, various marketing strategies, and the strength and authenticity of our brands. Our products compete with other apparel, grip socks, casual socks, sport socks, dance socks, and general active wear accessories. In many cases, our products compete with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known brands. Some of our competitors have significantly greater financial resources, have more comprehensive lines of product offerings, have greater brand recognition and spend substantially more on product marketing than we do. More importantly, the purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as marketing programs, product design and brand image; therefore, we could face competition from larger or smaller competitors that introduce and promote products which are perceived by consumers to offer lifestyle or performance advantages over our products. Even if we are successful in remaining innovative in our product design, marketing, and performance, maintaining high-quality standards and strengthening our methods of distribution, brand image and loyalty and customer service, we may experience a loss of market share and decreased net sales. We may encounter difficulties in maintaining or growing our revenues or our market share due to fierce competition in our markets. If our revenues decline, our business, financial condition and results of operations would likely be adversely affected.

If our marketing efforts are not effective, our brands may not achieve the broad recognition necessary to our future success.

We believe that broader recognition and favorable perception of our target audience, which is generally a female consumer between the age of 30 and 50, is essential to our future success. Accordingly, we intend to incur significant expense by continuing an aggressive brand-enhancement strategy through a variety of marketing techniques, including digital marketing, ambassador/athlete sponsorship, social media marketing, virtual and in-person events, point of purchase advertising, internet and print media advertising, collaborations with other like-minded brands, and fostering an authentic Company culture. If our brand enhancement strategy is unsuccessful, these significant expenses may never be recovered, and we may lack the resources to increase future sales. We believe that successful positioning of our brand will largely depend on:

- the success of our marketing and promotional efforts;
- preservation of the authenticity of the brands and perception of these brands by our target consumer; and
- our ability to continue to provide innovative, stylish and high-quality products to our customers.

Any failure by us to maintain ongoing sales through our customer base could harm our business.

A majority of our product sales are wholesale sales to dealers and distributors who sell our products to our global consumer base. Many of these dealers and distributors are not obligated to continue selling our products, and they may stop buying our products at any time without notice. Our ability to increase our net sales in the future will depend in large part on our success in developing and maintaining relationships with our dealers and distributors. If we do not maintain or expand these relationships successfully or secure agreements with additional distributors on commercially reasonable terms could harm our business and results of operations. We are also dependent on the sales and marketing efforts of our dealers and distributors which we do not control.

We rely on distributors for international sales and must maintain good relationships with our existing distributors and/or secure new distributors.

The sales and marketing efforts of our international distributors are important for our success in the foreign markets assigned to each distributor. If our distributors prove to be ineffective and/or if we fail to attract additional distributors, and/or our distributors do not market, promote and distribute our products effectively, our business, financial condition and results of operations could be adversely affected.

If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.

Our success depends on our ability to build and maintain brand image for our existing products, new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our products' brand image and on consumer preference and demand. Product quality, consumer complaints, even if false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. We may be required from time to time to recall products entirely. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance. In the event we were to experience product liability claims or a product recall, our financial condition and business operations could be materially adversely affected.

We have an office in China.

We maintain an office in China with twelve contract workers that provide development, production planning, quality control, and logistics services. These contractors are paid through a third-party trading company. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the fitness industry. Seasonality may adversely affect our business and cause our results of operations to fluctuate or differ from our forecasts. We believe that comparisons of our operating results between different quarters within a single fiscal year are not meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Any interruption or termination of our relationships with our manufacturers could harm our business, including the impact of COVID-19, and the imposition of tariffs by the United States government on Chinese goods.

All of our products are manufactured by independent manufacturers located in China. We do not have long-term agreements with any of our independent manufacturers. Some of the challenges we may experience with our manufacturers include insufficient production capacity, errors in making products to our specifications, inability to obtain sufficient raw materials, poor quality control, failure to meet production deadlines, increases in manufacturing costs and failures to properly use our intellectual property. If our relationship with any of our independent manufacturers is interrupted or terminated, whether by us or by them, we would need to locate alternative manufacturing sources. Establishing new manufacturing relationships involves numerous uncertainties, and we may not be able to obtain alternative manufacturing sources on a timely basis or on satisfactory terms. If we were required to replace any of our major manufacturers, we would likely experience increased costs, substantial disruptions in the manufacture and shipment of our products, and a loss of sales. COVID-19 could have a similar impact if any of our suppliers or manufacturers are required to shut down, suspend manufacturing, or otherwise discontinue operations due to COVID-19 and Government restrictions. We produce all of our products in China, and we are required to pay federal tariffs to the US government because our products are foreign-made goods. We currently pay federal duties ranging from 13% - 35% on our goods and tariffs up to 15%. The federal government has the ability to increase these tariffs. If additional tariffs are imposed, our margins and earnings may be negatively affected. We cannot predict the nature of future tariffs or changes in duty rates. As of June 30, 2021, we are not aware of any additional duties or tariffs that are pending, but tariffs can be changed without notice to us.

We must be able to continue to procure raw materials on commercially reasonable terms and receive timely deliveries from our manufacturers to sell our products profitably.

Our ability to sell our products is dependent upon the availability of raw materials used in our products and timely deliveries of products from our independent manufacturers. We may experience shortages of raw materials, such an organic cotton, and resulting delays in deliveries of our products by our independent manufacturers. Any shortage of raw materials or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a timely manner and could cause us to miss the delivery requirements of our customers, which may result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our net sales and results of operations. Due to COVID-19, electricity rationing by the Chinese government, and port congestion we have experienced delays in obtaining raw materials, primarily organic cotton. We are working on various methods of mitigating the risks associated with these supply chain delays, however these delays may impact our revenue and net income in future periods.

The continued economic impact of COVID-19 may impact our revenue in the United States or abroad and could harm our business.

The impact of the global pandemic, COVID-19 has had a substantial impact to the fitness markets globally, with many gyms and fitness studios closing temporarily and some permanently. Many have been impacted financially due to their temporary closure or reduction in clientele. During the months of March - April 2020, we saw a substantial decline in our daily new order volume. Starting April 27, 2020 we began to see these numbers start to rebound. Additionally, the cost of freight has increased due to COVID-19 and the resulting lack of space available for air and ocean shipments. If such problems persist, this may impact our revenue and margin and thus have a negative impact on our operating results If the impact of COVID-19 continues or worsens, our operating results may be adversely and materially affected by these reductions in clients, the downward trends in the economy, or the general occurrence of global events that adversely affect the economy in general. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. To mitigate the impact of COVID-19, the Company has applied for and received loans under the Small Business Administration's Paycheck Protection Program ("PPP") and an Economic Injury Disaster Loan ("EIDL"), see "Indebtedness" below. However, the Company still needs additional financing, and further to the extent the Company cannot obtain equity investment, it may be required to take on additional debt.

If we are unable to retain key personnel necessary to operate our business, our ability to develop and market our products successfully may be harmed.

We are heavily dependent on our current executive officers and management. The loss of any key employee or the inability to attract or retain qualified personnel, including administrative, sales and marketing personnel, could delay the development and introduction of products, and harm our ability to sell our products and damage our brand. Our future success may also depend on our ability to attract and retain additional qualified management, sales and marketing personnel. We currently have employment agreements with four members of our management team as well as key man insurance on both Joe Patterson and Barry Buchholtz. Furthermore, we maintain an office in China with thirteen contract employees that provide development, production planning, quality control, and logistics services. These contractors are paid through a third-party trading company. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results.

The Company is vulnerable to hackers and cyber-attacks.

We process both business-to-business (B2B) and business-to-consumer (B2C) transactions through our websites. We may be vulnerable to hackers who may access the data of our customers that utilize our platform. Further, any significant disruption in service on our websites or in our computer systems could have a negative impact on our operating results.

Our global distribution center is located in Mexico and we are subject to foreign laws.

Our warehouse is located in Mexico and therefore we are subject to the laws of this Country. Any change in this Country's policies, practices, laws, relations with the United States, or changes in U.S. policies permitting legal imports from these countries could negatively impact our business including the potential for interruption of shipments. Such delay in, or ability to deliver product to our customers could harm our customer relationships as well as operating results.

We utilize U.S. Customs Rule 321, and changes to that rule could impact our operating results.

We take advantage of duty savings under Section 321, 19 USC 1321. This is the statute that describes de minimis. De minimis provides admission of articles free of duty and of any tax imposed on or by reason of importation, but the aggregate fair retail value in the country of shipment of articles imported by one person on one day and exempted from the payment of duty shall not exceed $800. The de minimis threshold was previously $200, but increased with the passage of the Trade Facilitation and Trade Enforcement Act (TFTEA). If this ruling was changed it could impact our operating results.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting our investor confidence in our Company could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting. If we fail to do so, our business and results of operations could be materially harmed.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

We may, from time to time, be party to various litigation claims and legal proceedings, including, but not limited to, intellectual property, fraud, unfair business practices and false advertising, breach of contract claims, employee claims, or others. Defending these proceedings can result in significant ongoing expenditures and the diversion of our management's time and attention from the operation of our business, which could have a negative effect on our business operations. Our failure to successfully defend or settle any litigation or legal proceedings could result in liabilities that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common stock to decline.

Regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, public reporting, and internal IT controls are often created or modified. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business.

GDPR & PC compliance status.

Companies that collect data on citizens in the European Union ("EU") countries are required to comply with strict regulations around protecting customer data. The General Data Protection Regulation ("GDPR") sets a new standard for consumer rights regarding their data, and we will be challenged to implement and maintain systems and processes in place to ensure compliance. Compliance will cause some concerns and new expectations for our IT security team. For example, the GDPR takes a wide view of what constiktutes personal identification information. We will be required to ensure the same level of protection for things like an individual's IP address or cookie data as we do for personal information such as name, address, and Social Security number. The cost of non-compliance with GDPR could be significant and impact our ability to transact business in the EU. The Payment Card Industry Data Security Standard is an information security standard for organizations that handle branded credit cards from the major card schemes. The PCI Standard is mandated by the card brands but administered by the Payment Card Industry Security Standards Council. The Company has not completed its internal PCI compliance for 2021. While we do not believe we are out of compliance, any non-compliance could have a negative financial impact on the business.

The Company's bylaws provide for indemnification.

The Company's bylaws provide for indemnification of the Company's directors, officers, employees and agents, against liabilities arising out of acts or omissions not amounting to fraud, gross negligence, and breach of fiduciary duty or willful misconduct. To the extent that any covered persons are indemnified under the indemnification provisions of the Company's bylaws, or any indemnity agreements pursuant thereto, the assets of the Company would be at risk.

If any of our products are unacceptable to us or our guests, our business could be harmed.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our guests. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our guests could lose confidence in our products or we could face a product recall and our results of operations could suffer and our business, reputation, and brand could be harmed.

Our results of operations could be materially harmed if we are unable to accurately forecast guest demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions (for example, because of unexpected effects on inventory supply and consumer demand caused by the current COVID-19 coronavirus pandemic), and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to customers.

Inventory levels in excess of customers demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of our brand. Conversely, if we underestimate guest demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and guest relationships.

Our limited operating experience and limited brand recognition in new international markets may limit our expansion and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts outside of North America. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles we did not face in North America, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign guests' tastes and preferences. We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our technical athletic apparel by guests in these new international markets. Our failure to develop our business in new international markets or disappointing growth outside of existing markets could harm our business and results of operations.

In addition, we may, from time to time, evaluate and pursue other strategic investments or acquisitions. These involve various inherent risks and the benefits sought may not be realized. The acquisition other companies or other strategic investments or acquisitions may not create value and may harm our brand and adversely affect our business, financial condition, and results of operations.

Our business could be harmed if our suppliers and manufacturers do not comply with our Vendor Code of Ethics or applicable laws.

While we require our suppliers and manufacturers to comply with our Vendor Code of Ethics, which includes labor, health and safety, and environment standards, we do not control their practices. If suppliers or contractors do not comply with these standards or applicable laws or there is negative publicity regarding the production methods of any of our suppliers or manufacturers, even if unfounded or not material to our supply chain, our reputation and sales could be adversely affected, we could be subject to legal liability, or we could be forced to locate alternative suppliers or manufacturing sources.

The fluctuating cost of materials could increase our cost of goods sold.

The raw materials and fabrics used make our products include synthetic fabrics whose raw materials include petroleum-based products. Our products also include silver and natural fibers, including cotton. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In particular, the impact of COVID-19, including port congestion and difficulty obtaining space on shipping transports, has made created delays in obtaining our raw materials, including organic cotton. The scarcity of raw materials and the increased costs of shipping has increased our costs. Increases in the cost of raw materials, including petroleum or the prices we pay for silver and our cotton yarn and cotton- based textiles, could have a material adverse effect on our cost of goods sold, results of operations, financial condition, and cash flows.

Increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia could increase the costs to produce our products.

A significant portion of our products are produced in South Asia and South East Asia and increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations and earnings. Factors that could negatively affect our business include labor shortages and increases in labor costs, difficulties and additional costs in transporting products manufactured from these countries to our distribution centers and significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products. Also, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

Disruption of our information technology systems or unexpected network interruption could disrupt our business.

We are increasingly dependent on information technology systems and third-parties to operate our e-commerce websites, process transactions, respond to guest inquiries, manage inventory, purchase, sell and ship goods on a timely basis, and maintain cost-efficient operations. The failure of our information technology systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in integrating new systems, could adversely affect our business. In addition, we have e-commerce websites in the United States and internationally. Our information technology systems, websites, and operations of third parties on whom we rely, may encounter damage or disruption or slowdown caused by a failure to successfully upgrade systems, system failures, viruses, computer "hackers", natural disasters, or other causes. These could cause information, including data related to guest orders, to be lost or delayed which could, especially if the disruption or slowdown occurred during the holiday season, result in delays in the delivery of products to our stores and guests or lost sales, which could reduce demand for our products and cause our sales to decline. The concentration of our primary offices, two of our distribution centers, and a number of our stores along the west coast of North America could amplify the impact of a natural disaster occurring in that area to our business, including to our information technology systems. In addition, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose guests. We have limited back-up systems and redundancies, and our information technology systems and websites have experienced system failures and electrical outages in the past which have disrupted our operations. Any significant disruption in our information technology systems or websites could harm our reputation and credibility, and could have a material adverse effect on our business, financial condition, and results of operations.

We must continually maintain, protect and/or upgrade our information technology systems.

Information technology will help us operate efficiently, interface with customers, maintain financial accuracy and efficiency, and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, and other business disruptions including cybersecurity attacks. Moreover, if our data management systems, do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies, cybersecurity attack, or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

Our technology-based systems that give our customers the ability to shop with us online may not function effectively.

Many of our customers shop with us through our e-commerce websites and mobile apps. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media and proprietary mobile apps to interact with our customers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, user-friendly e-commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with customers, have a material adverse impact on the growth of our e-commerce business globally and could have a material adverse impact on our business and results of operations.

Climate change, and related legislative and regulatory responses to climate change, may adversely impact our business.

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our production costs, impose capacity restraints and impact the types of apparel products that consumers purchase. These events could also compound adverse economic conditions and impact consumer confidence and discretionary spending. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations. In many countries, governmental bodies are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers, or our contract manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increases in energy, production, transportation, and raw material costs, capital expenditures, or insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Increased scrutiny from investors and others regarding our environmental, social, governance, or sustainability, responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, and customers have focused increasingly on the environmental, social and governance ("ESG") or "sustainability" practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report that we publish or otherwise sustainability disclosure we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.

An economic recession, depression, downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Many of our products may be considered discretionary items for consumers. Some of the factors that may influence consumer spending on discretionary items include general economic conditions (particularly those in North America), high levels of unemployment, health pandemics (such as the impact of the current COVID-19 coronavirus pandemic, including reduced store traffic and widespread temporary closures of retail locations), higher consumer debt levels, reductions in net worth based on market declines and uncertainty, home foreclosures and reductions in home values, fluctuating interest and foreign currency rates and credit availability, government austerity measures, fluctuating fuel and other energy costs, fluctuating commodity prices, tax rates and general uncertainty regarding the overall future economic environment. To date, COVID-19 and related restrictions and mitigation measures have negatively impacted the global economy and created significant volatility and disruption of financial markets. While the duration and severity of the economic impact of COVID-19 is unknown, any recession, depression or general downturn in the global economy will negatively affect consumer confidence and discretionary spending. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly in North America. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition.

Global economic and political conditions and global events such as health pandemics could adversely impact our results of operations.

Uncertain or challenging global economic and political conditions could impact our performance, including our ability to successfully expand internationally. Global economic conditions could impact levels of consumer spending in the markets in which we operate, which could impact our sales and profitability. Political unrest could negatively impact our guests and employees, reduce consumer spending, and adversely impact our business and results of operations. Health pandemics, such as the current COVID-19 coronavirus pandemic, and the related governmental, private sector and individual consumer responses could contribute to a recession, depression, or global economic downturn, reduce store traffic and consumer spending, result in temporary or permanent closures of retail locations, offices, and factories, and could negatively impact the flow of goods.

We may be unable to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing restrictions become more burdensome.

The United States and the countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, or tariff levels. The results of any audits or related disputes regarding these restrictions or regulations could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us, could increase shipping times, or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations.

We are dependent on international trade agreements and regulations. The countries in which we produce and sell our products could impose or increase tariffs, duties, or other similar charges that could negatively affect our results of operations, financial position, or cash flows.

Adverse changes in, or withdrawal from, trade agreements or political relationships between the United States and China, or other countries where we sell or source our products, could negatively impact our results of operations or cash flows. Any tariffs imposed between the United States and China could increase the costs of our products. General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions, and changes in tariffs, including recent sanctions against China, tariffs imposed by the United States and China, and the possibility of additional tariffs or other trade restrictions between the United States and Mexico, could adversely impact our business. It is possible that further tariffs may be introduced, or increased. Such changes could adversely impact our business and could increase the costs of sourcing our products from China, or could require us to source more of our products from other countries.

There could be changes in economic conditions in the United Kingdom ("UK") or European Union ("EU"), including due to the UK's withdrawal from the EU, foreign exchange rates, and consumer markets. Our business could be adversely affected by these changes, including by additional duties on the importation of our products into the UK from the EU and as a result of shipping delays or congestion.

Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to the income tax laws of the United States and several other foreign jurisdictions. Our effective income tax rates could be unfavorably impacted by a number of factors, including changes in the mix of earnings amongst countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, new tax interpretations and guidance, the outcome of income tax audits in various jurisdictions around the world, and any repatriation of unremitted earnings for which we have not previously accrued applicable U.S. income taxes and foreign withholding taxes. We may face unanticipated tax liabilities in connection with our acquisition of any other company.

Current economic and political conditions make tax rules in any jurisdiction, including the United States, are subject to significant change. Changes in applicable U.S. or other foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our income tax expense and profitability, as they did in fiscal 2017 and fiscal 2018 upon passage of the U.S. Tax Cuts and Jobs Act.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing, and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the United States, as well as by various other federal, state, provincial, local, and international regulatory authorities in the countries in which our products are distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, any audits and inspections by governmental agencies related to these matters could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in significant loss of net revenue.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"), and other anti-bribery laws applicable to our operations. In many countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other U.S. and international laws and regulations applicable to us. Although we have implemented procedures designed to ensure compliance with the FCPA and similar laws, some of our employees, agents, or other partners, as well as those companies to which we outsource certain of our business operations, could take actions in violation of our policies. Any such violation could have a material and adverse effect on our business.

Because a significant portion of our net revenue and expenses are generated in countries other than the United States, fluctuations in foreign currency exchange rates have affected our results of operations and may continue to do so in the future.

The functional currency of our foreign subsidiaries is generally the applicable local currency. Our consolidated financial statements are presented in U.S. dollars. Therefore, the net revenue, expenses, assets, and liabilities of our foreign subsidiaries are translated from their functional currencies into U.S. dollars. Fluctuations in the value of the U.S. dollar affect the reported amounts of net revenue, expenses, assets, and liabilities. Foreign exchange differences which arise on translation of our foreign subsidiaries' balance sheets into U.S. dollars are recorded as a foreign currency translation adjustment in accumulated other comprehensive income or loss within stockholders' equity.

We also have exposure to changes in foreign exchange rates associated with transactions which are undertaken by our subsidiaries in currencies other than their functional currency. Such transactions include intercompany transactions and inventory purchases denominated in currencies other than the functional currency of the purchasing entity. As a result, we have been impacted by changes in exchange rates and may be impacted for the foreseeable future. The potential impact of currency fluctuation increases as our international expansion increases.

Although we use financial instruments to hedge certain foreign currency risks, these measures may not succeed in fully offsetting the negative impact of foreign currency rate movements.

We are exposed to credit-related losses in the event of nonperformance by the counterparties to forward currency contracts used in our hedging strategies.

Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

The intellectual property rights in the technology, fabrics, and processes used to manufacture our products generally are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited and we do not generally own patents or hold exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We currently rely on a combination of copyright, trademark, trade dress, and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

We may be sued by third parties for alleged infringement of their proprietary rights.

From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the company could cease operations in the country or countries in which our products are held to be infringing.

If we fail to secure or protect our intellectual property rights, we may not be able to sell our products in certain countries or sales may be impacted through knock off or counterfeit products.

A significant portion of our business is based on patented products and all of our products contain our trademarked logos. The laws of some foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We have a budget to establish and protect our intellectual property on a worldwide basis, but we may not be successful in these efforts or the costs associated with protecting our rights globally may be larger than our budget. We have registered our brands in over 22 countries and have patents in over 7 countries. We expect to incur significant expenses and liability to register and protect our intellectual property rights both in the United States and abroad. If we are unable to successfully protect our intellectual property rights, our business and financial condition may be adversely affected. From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the Company could cease operations in the country or countries in which our products are held to be infringing.

Our trademarks and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some United States and foreign trademark registrations, and will continue to evaluate the registration of additional trademarks as appropriate. However, some or all of these pending trademark applications may not be approved by the applicable governmental authorities.

Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. Additionally, we may face obstacles as we expand our product line and the geographic scope of our sales and marketing. Third parties may assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet guest expectations could be harmed.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet guest expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns over 20% of the Company's equity securities as of October 27, 2021:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership(*)	Percent voting power
Joe Patterson	Common Stock	10,100,000	53.75%
Barry Buchholtz	Common Stock	3,711,500	19.75%

(*) Beneficial ownership assumes that all stock options have been exercised.

The Company also has 2018 and 2019 Stock Incentive Plans under which stock options have been and will continue to be awarded to employees, directors, and officers. Under the terms of the plan, the stock options are subject to vesting through meeting performance targets and/or the passage of time. There are 4,864,019 options to purchase shares of Common Stock authorized under the plans and, as of June 30, 2020, there were 4,339,935 options outstanding. For a description of our Common Stock, see "Description of Capital Stock – Common Stock," below.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- From June 7, 2018, through January 15, 2019, the Company undertook a private placement under Regulation D, offering the Company's Common Stock for consideration of $1.00 – $1.30 per share. The Company raised a total of $440,000. The Company used the proceeds from this offering were used for general working capital and expansion in our marketing efforts.

- As discussed in "Indebtedness," on October 7, 2019, the Company issued a Senior Subordinated Credit Agreement and Security Agreement to Black Oak Capital ("Black Oak") for $1,000,000, which included the issuance of warrants, under Rule 506(c) of Regulation D, to Black Oak exercisable at $0.006/share and a second-priority position on the Company's collateral, which comprises substantially all of the Company's assets, property, accounts, inventory, cash and non-cash proceeds. The warrants have been exercised and, as of November 13, 2020, Black Oak owns 165,060 shares of the Company's Common Stock. The proceeds from this offering were used for general working capital and expansion in marketing efforts.

- On October 12, 2020, the Company and Black Oak amended the Senior Subordinated Credit Agreement, see above, to add $500,000 to the principal and to extend the maturity date to December 31, 2022 ("Amendment No. 1 to Senior Subordinated Credit Agreement" or "Senior Subordinated Credit Agreement") in reliance on Rule 506(c) of Regulation D. In connection with the Series A Preferred Stock Agreement, discussed below, the Company and Black Oak agreed that the Senior Subordinated Credit Agreement would become convertible into 931,674 shares of the Company's Series A Preferred Stock on July 15, 2021 provided the Company achieves certain revenue and EBITDA targets. On August 11, 2021, the Senior Subordinated Credit Agreement was amended to modify conversion of the debt to Series A Preferred Stock in three tranches of $500,000 each on October 15, 2021, December 31, 2021, and February 15, 2021, provided certain revenue and EBITDA targets are met. The additional proceeds were used for general working capital and expansion in marketing efforts .

- On November 24, 2020, the Company entered into the Series A Preferred Stock Purchase Agreement in reliance on Rule 506(c) of Regulation D with Black Oak for the purchase of 931,677 shares of Series A Preferred Stock for consideration of $1,500,000 in reliance on Regulation D in a series of three transactions. As of July 27, 2021, Black Oak has paid $1,500,000 consideration for 931,677 shares of Series A Preferred Stock and has used those proceeds for general working capital and expansion in marketing efforts. These shares will have a 1.67X liquidation preference and contain certain rights and privileges.

  - The Series A Preferred Stock Purchase Agreement entails a Voting Rights Agreement under which Black Oak is entitled to elect one director designated by Black Oak, plus entitled to vote its Series A Preferred Stock on an as-converted basis when voting to elect the other four directors to the board.

    - Conversion of the Series A Preferred Stock to the Company's Common Stock is determined by dividing the Original Issue Price of $3,000,000 (the combined price for the $1,500,000 Series A Preferred Stock purchases and the $1,500,000 note convertible to Series A Preferred Stock) by the Initial Series A Conversion Price of $1.61. Assuming Black Oak purchases all shares of the Series A Preferred Stock and the Senior Subordinated Credit Agreement is converted into Series A Preferred Stock, Black Oak will be able to vote as if it held 1,863,354 shares of the Company's Common Stock.

      - The Series A Conversion Price of $1.61 may adjust to address dilution issues. For more detail on conversion of the Series A Preferred Stock, see the Company's amended and restated articles of incorporation.

- In addition to voting on an as-converted basis the 1,863,354 shares of Common Stock, Black Oak also holds 165,060 shares of Common Stock from a previous transaction.

- Pursuant to a Side Letter, dated November 24, 2020, Black Oak will receive an annual Management Fee of $50,000 for as long as it holds the Series A Preferred Stock or upon a Deemed Liquidation Event.

- Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company.

- The Investors' Rights Agreement also contains a registration rights provision and an antidilution provision that ensures Black Oaks' percentage of ownership of the Company is not diluted by offering Black Oak a right of first offer in the event the Company proposes to offer or sell any new securities.

- Under the Right of First Refusal and Co-Sale Agreement, Joe Patterson, Barry Buchholtz or Gill Hong must first offer to sell their shares to the Company on the same terms and conditions as those offered to the prospective purchaser. If the Company does not purchase the shares, then Black Oak has a second right of refusal on the same terms. If neither the Company nor Black Oak exercise their right to purchase the shares, then Black Oak may exercise its right of co-sale and participate on a pro rata basis in the proposed sale.

- The Company will pay a closing fee to Black Oak for each tranche of Series A Preferred Stock sold in an amount equal to 5% multiplied by the aggregate purchase price, but not to exceed $150,000. The closing fee may be deducted from the sale proceeds to be received by the Company.

On January 26, 2021, the Company and Black Oak entered into an agreement under which the Company would redeem up to $150,000 of its Common Stock from existing holders on a pro rata basis. Pursuant to the terms of the agreement with Black Oak, the Company will fund the redemption of its Common Stock with the proceeds from the first purchase of Series A Preferred Stock made by Black Capital. As of October 27, 2021 we have not yet proceeded with this redemption.

DESCRIPTION OF CAPITAL STOCK

For a more detailed and complete description of the Company's securities, please review the Company's Amended and Restated Articles of Incorporation.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Holders of our Common Stock do not have the right to cumulative voting.

Voting Agreement

Mr. Patterson and Mr. Buchholtz have entered into an agreement that, for as long as they are employed by, or serve as consultant to, the Company, they will vote all of their shares of common stock for each other when electing board members and to obtain each other's approval before voting in favor of increasing the size of the board. Also, Ms. Hong's employment agreement has a provision that requires that she remain on the Company's board of directors during her employment.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Currently, our Series A Preferred Stock has a 1.67X liquidation preference over our holders of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Stock and any additional classes of preferred stock that we may designate in the future. For details, see "Series A Preferred Stock," below.

Series A Preferred Stock

Dividend Rights

Holders of the outstanding Series A Preferred Stock then shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "Series A Original Issue Price" shall mean $1.61 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock and on an as-converted to Common Stock basis.

Voting Agreement

Holders of the outstanding Series A Preferred Stock shall be entitled to elect one (1) director of the Company, (the "Series A Preferred Director"). Holders of Common Stock and Series A Preferred Stock, voting together as a single class and on an as-converted basis, shall be entitled to elect four (4) directors of the Company. Any director elected may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The holders of our Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class and on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this subsection, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this subsection.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 1.67 times the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of these Amended and Restated Articles of Incorporation of the Corporation (these "Articles") immediately prior to such liquidation, dissolution or winding up of the Company.

Investors' Rights Agreement

Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company.

The Investors' Rights Agreement also contains a registration rights provision and an antidilution provision that ensures Black Oaks' percentage of ownership of the Company is not diluted by offering Black Oak a right of first offer in the event the Company proposes to offer or sell any new securities.

Right of First Refusal and Co-Sale Agreement

Under the Right of First Refusal and Co-Sale Agreement, Joe Patterson, Barry Buchholtz or Gill Hong must first offer to sell their shares to the Company on the same terms and conditions as those offered to the prospective purchaser. If the Company does not purchase the shares, then Black Oak has a second right of refusal on the same terms. If neither the Company nor Black Oak exercise their right to purchase the shares, then Black Oak may exercise its right of co-sale and participate on a pro rata basis in the proposed sale.

What it means to be a minority holder

In our Company, stockholders' agreements have the effect of concentrating voting control with a few people, specifically our founder, Joe Patterson, and our President, Barry Buchholtz. As a result, Messrs. Patterson and Buchholtz collectively have the ability to make all major decisions regarding the Company. As a holder of Common Shares, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of our company or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

The Company determined the share price of its Common Stock in its Regulation CF offering based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes information based on our unaudited financial statements for the fiscal year ending June 30, 2021, and is subject to change once our accountant completes an audit of those statements. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

OVERVIEW

Since November 2019, the Company has worked to expand its brand and product offerings. Our growth efforts have been primarily focused on our Tavi Noir women's apparel products. During that time, we have been able to diversify the revenue derived from our various products and now approximately 20% of our revenue comes from our apparel products.

We were also significantly impacted by COVID-19. As described in more detail below, our costs of importing and shipping our products increased due to shortages of available vessels for both inbound and outbound shipments.

Our fabrics and products are manufactured in various parts of China, which have and continue to experience interruptions due to shutdowns as a result of COVID-19, electricity rationing, and delays in outbound shipping. The issues have caused our shipments to be delayed and impacted the amount of inventory we had available. Similarly, our outbound shipments have been delayed causing lost revenue from customers that were not able to get our products.

Although we were striving to expand our direct-to-consumer and e-commerce channels prior to COVID-19, the shutdown of fitness studios, gyms, made this pivot an immediate goal. As a percentage of sales, we have seen our e-commerce business grow from 5% at June 30, 2020 to 8.1% at June 30, 2021. We have greatly increased our digital marketing spend to accelerate this push into e-commerce with approximately $518,592 spent on digital marketing in fiscal 2021.

We also experienced significant delays due to the shortage of transportation for our products. The lag times for shipping has increased in some cases by more than 60 days, due to the bottlenecks at ports and container availability. In addition to delays, shipping costs have increased significantly and impacted our margins. We have addressed these challenges by contracting with certain carriers for on-going transportation, negotiating greater discounts, and trying to increase container utilization. At this time, the Company has not passed on the increased costs of shipping and raw materials to customers, but we may look at possible price increases in the near future.

For the fiscal years ended June 30, 2021 and 2020, the Company's loss from continuing operations was $1,431,052 and $576,349, respectively. As of June 30, 2021 and 2020, the Company had a cash balance available of $1,471,201 and $459,001, respectively. The Company's ability to continue as a going concern is dependent on its ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Results of Operations for the Fiscal Year Ended June 30, 2021 ("FYE 2021")

Revenue

The Company recognizes revenue at the time the product is shipped to the customer, customarily FOB shipping point, which is when the transfer of control of goods has occurred and title passes. Revenue is recorded net of estimated returns and sales discounts given to customers.

Revenue increased to $15,078,938 for the fiscal year ended June 30, 2021 (FYE 2021) from $15,074,413 for the fiscal year ended June 30, 2020 (FYE 2020), or 0.03%.

Domestic wholesale revenue for FYE 2021 and 2020 was $10,476,200 and $10,989,411, respectively, a 4.7% year over year decline, due to the impact of COVID-19.

International revenue for FYE 2021 and 2020 was $3,376,149 and $3,330,490, respectively, a 1.4% year over year increase.

Direct-to-consumer (DTC) revenue for FYE 2021 and 2020 was $1,226,590 and $754,512, respectively, a 62.6% year over year increase, as the Company made a concerted effort to increase this market segment during the COVID-19 shutdowns.

Socks, our highest margin products, were 79% and 92% of our overall revenue for FYE 2021 and 2020, respectively.

Cost of Revenue

Cost of revenue increased to $5,335,923 in FYE 2021 from $5,325,278 in FYE 2020.

Shipping and handling are billed to customers and recorded in net revenue. Total shipping revenue for FYE 2021 and 2020 was $334,667 and $257,803, respectively.

Gross Margins

Gross profits for FYE 2021 and 2020 were $9,743,016 and $9,749,135, which represented gross profit margins of 64.6% and 64.7%, respectively. Gross profits for FYE 2021 were relatively the same with a 0.06% decrease as compared to the prior year. Gross profits generated from our sock revenue is higher than gross margins generated on apparel revenue. In addition, international sales, have a lower margin than our higher-margin wholesale and DTC channels.

Selling, General and Administrative Expenses

SG&A for FYE 2021 and 2020 were $11,457,767 and $10,124,391, respectively. The Company's marketing and advertising expenses are recorded in SG&A and increased to $1,088,154 for FYE 2021 from $662,380 in FYE 2020. This increase was primarily due to increases in marketing and staff costs, which were temporarily reduced during fiscal 2020 due to COVID related expense reductions.

Total Other Income (Expense)

Other income (expense) for FYE 2021 and 2020 was $319,726 and $(174,679), respectively. The increase in other income expense in FYE 2021 as compared to the same period in the prior year was primarily due to forgiveness of our PPP loan in the amount of $601,900.

Net Loss from Continuing Operations

Net loss from Continuing Operations for FYE 2021 and 2020 were $(1,431,052) and $(576,349), respectively. Continuing Operations include only the ongoing operations of Thirty Three Threads and exclude Park Center Holdings, LLC which are consolidated as a variable interest entity as described in Note 13 to the Financial Statements.

Net Loss attributable to common ownership

During 2020, Joe Patterson, Chairman of the Board, and Barry Buchholtz, President and Director, sold a building that they owned through their company Park Center Holdings, LLC ("PCH"), which had been rented by the Company. Management evaluated the explicit and implicit variable interests of the Company in PCH and determined it was a variable interest entity (VIE) because, among other reasons, the Company had an obligation to absorb losses from PCH due to a guarantee of debt that could potentially be significant to PCH. As a result, it was determined that the proceeds from the sale of the building should be reflected in the Company's financial statements. See Note 13 to the Company's Financial Statements. In FYE 2020, recognized $1,276,044 in income due its interest in PCH. Accordingly, the Net income (loss) attributable to common ownership for FYE 2021 and 2020 was $(1,431,052) and $699,695, respectively.

Concentration of Customers and Vendors

As part of its day to day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. As at June 30, 2021, the Company had three customers that accounted for 36% of gross accounts receivable while at June 30, 2020, two customers accounted for 31% of gross accounts receivable. See Note 9 to the Financial Statements.

Liquidity and Capital Resources

As of FYE 2021 and 2020, the Company's available cash was $1,471,201 and $459,001, respectively. The Company needs substantial capital to fund its operations and growth strategy. For more details, see "Use of Proceeds." Much of the Company's operations and working capital needs have been funded with debt.

As of June 30, 2021, the Company raised net proceeds of $618,111 in an offering made in reliance on Regulation Crowdfunding. The proceeds from this offering were used for general working capital as well as investments in our e-commerce business.

In November 2020, the Company entered into an agreement for the sale of Series A Preferred Stock to Black Oak Capital LLC for total consideration of $1,500,000. As of July 27, 2021, the sale of the Series A Preferred Stock has been completed with Black Oak purchasing 931,687 shares of Series A Preferred Stock for total consideration of $1,500,000. For more information, see "Recent Offerings of Securities," above.

The Company also obtained loans through the Small Business Administration's Paycheck Protection Program ("PPP loan") and Economic Injury Disaster Loan Program ("EIDL loan") in the amounts of $601,900 and $150,000, respectively. The PPP loan was used for the Company's payroll, lease payments and utilities and has been forgiven as of May 24, 2021. The EIDL loan was used for the purposes of funding working capital requirements and monthly repayment of $731 in principal and interest began July 2021. For details regarding the terms of the EIDL loan, see "Indebtedness," below.

On February 11, 2021, the Company received a second PPP loan in the amount of $577,800 as part of the CARES Act. The funds were used for the Company's payroll, lease payments and utilities. This second PPP loan was forgiven on September 29, 2021.

In 2019, Black Oak loaned the Company $1,000,000, obtained a second-priority position on the company's collateral, and obtained warrants which Black Oak exercised on November 20, 2020 for $990 and now holds 165,060 shares of the Company's common stock. The maximum borrowing limit on this loan was increased to $1,500,000 in November of 2020. Additionally, Black Oak and the Company agreed that this loan would convert into 931,674 shares of the Company's Series A Preferred Stock on July 15, 2021, provided certain revenue and EBITDA targets were met. As of October 27, 2021, the conversion from debt into our Series A Preferred Stock has not taken place, however the Company has met the threshold for the first $500,000 to be converted. For more information about this loan, see "Indebtedness."

In 2018, the Company raised $440,000 in a private placement under Regulation D, the proceeds of which were used for general business activities. For more information, see "Recent Offerings of Securities."

Other ongoing sources of liquidity for the Company include a revolving credit agreement with Comerica Bank, which as of September 30, 2021, had a balance of $900,000. On July 20, 2021, a second modification agreement was signed with Comerica Bank. In conjunction with this agreement the Company made a payment of $100,000 on August 27, 2021.

Previously, the Company had a balance of $1,000,000 as of June 30, 2021. In connection with the modification agreement, the Company also agreed to make another payment of $800,000 by November 30, 2021. The maturity date of the note was changed to July 31, 2022 and certain loan covenants will be waived through July 31, 2022.

The Company intends to cover the $800,000 payment due to Comerica Bank on November 30, 2021, through a new credit facility. The Company is in negotiations with Comerica and a new lender regarding credit facilities.

On August 9, 2021, a second amendment to the Company's lease agreement for office space was agreed upon. The lease is extended to January 31, 2026 and includes modification of the monthly rent payments by 2.8% in year 1, (2.6)% in year 2, and 5% in each year 3, 4 and 5. The building owner agreed to provide $100,000 in building improvements in the first year. As of June 30, 2021, monthly rent is $20,831. For details regarding the Company's commitments and contingencies, please see Note 12 to our financial statements.

INDEBTEDNESS

Creditor: Black Oak Capital LLC

Amount Owed: $1,476,244 as of June 30, 2021

Interest Rate: 15.0%

Maturity Date: December 31, 2022

$1,500,000 debt arrangement with Black Oak Capital Partners. On October 7, 2019, the Company entered into a $1,000,000 Senior Subordinated Credit Agreement and Security Agreement giving Black Oak Capital a second-priority position on the Company's collateral, which comprises substantially all of the Company's assets, property, accounts, inventory, and cash and non-cash proceeds. The Senior Subordinated Credit Agreement has a 15% annual interest rate and maturity date of December 31, 2022. Black Oak also received warrants to purchase 165,060 shares at an exercise price of $990.36. Black Oak exercised the warrants in November 2020. The Senior Subordinated Credit Agreement was amended October 12, 2020, to add $500,000 to the principal and extend the maturity date to December 31, 2022. Under the amended agreement, Black Oak may convert the $1,500,000 note into 931,674 shares of the Company's Series A Preferred Stock if the Company achieves certain revenue and EBITDA targets on July 15, 2021. On August 11, 2021, the Senior Subordinated Credit Agreement was amended to modify the conversion of the debt into Series A Preferred Stock so that it will occur in three tranches of $500,000 each provided the Company meets certain revenue and EBITDA targets. For important information regarding Black Oak's acquisition of the Company's Series A Preferred Stock and related voting and other rights, see "Description of Capital Stock -- Series A Preferred Stock." For more detail regarding these transactions generally, see "Recent Offerings."

Creditor: Comerica Bank

Amount Owed: $1,000,000 at June 30, 2021

Interest Rate: 4.25%

Maturity Date: May 01, 2021

The Company has a revolving credit facility with Comerica Bank with a ceiling of $900,000 and an interest rate of Prime Rate (established by Comerica) + 1% (the margin) and not less than the daily adjusting LIBOR rate Plus 2.5%. Additionally, Comerica has a first position UCC-1 filing on substantially all of the Company's assets. On July 20, 2021 a second modification agreement was signed with Comerica Bank. In conjunction with this agreement the Company made a payment of $100,000 on August 27, 2021 and agreed to make another payment of $800,000 by November 30, 2021. The maturity date of the note was changed to July 31, 2022 and certain loan covenants will be waived through July 31, 2022.

Creditor: Comerica Bank (SBA – EIDL)

Amount Owed: $150,000.00

Interest Rate: 3.75%

Maturity Date: July 21, 2050

The Company obtained this loan from Comerica Bank through the Small Business Administration's Economic Injury Disaster Loan program. for the purposes of funding working capital requirements. Repayment of $731 in principal and interest commenced July 2021.

Creditor: Joe Patterson

Amount Owed: $136,071 as of June 30, 2021

Interest Rate: 5.0%

Maturity Date: December 31, 2022

Joe Patterson is the Chairman of the Board of Directors. Monthly payments vary between $4,000 and $8,000. See also Notes 6 and 8 to the Financial Statements.

Creditor: Franklin Slade Holdings

Amount Owed: $37,870 as of June 30, 2021

Interest Rate: 5.0%

Maturity Date: November 30, 2022

Franklin Slade Holdings is owned by Barry Buchholtz, the Company's President, and Director, as a principal. Mr. Buchholtz's daughter's trust also is a part-owner of Franklin Slade Holdings. Monthly payments vary between $1,000 and $2,000. See also Notes 6 and 8 of the Company's Financial Statements.

REGULATORY INFORMATION

This Company is in compliance with its ongoing reporting obligations under Rule 202 of Regulation Crowdfunding.

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

FINANCIAL STATEMENTS

I, Gill Hong certify that the financial statements of Thirty Three Threads, Inc., included in this Form are true and complete in all material respects.

By: /s/ Gill Hong
Gill Hong, Chief Executive Officer

FINANCIAL STATEMENTS OF THIRTY THREE THREADS, INC.

THIRTY THREE THREADS, INC. AND SUBSIDIARY
TABLE OF CONTENTS

FINANCIAL STATEMENTS:

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2021 AND 2020

ASSETS

	2021	2020
Current assets:		
Cash	$ 1,471,201	$ 459,001
Accounts receivable, net	1,831,467	2,036,314
Prepaid expenses	412,508	487,992
Other receivables, current porrtion	187,087	4,000
Inventories, net	3,658,813	3,200,703
Total current assets	7,561,077	6,188,010
Property and equipment, net	244,878	363,918
Intangible assets, net	437,513	384,065
Operating lease right-of-use asset, net of accumulated amortization	280,000	476,785
Other receivables, noncurrent porrtion	-	150,000
Deposits and other assets	25,912	70,332
Total assets	$ 8,549,380	$ 7,633,110

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
Current liabilities:		
Accounts payable	$ 3,366,686	$ 2,230,500
Accrued expenses and other liabilities	540,491	1,448,292
Line of credit	1,000,000	850,000
Notes payable - related parties, current portion	114,401	68,814
Note payable - financial institution, current portion	113,261	200,633
Note payable - Federal government, current portion	3,202	-
Operating lease obligation, current portion	243,673	163,288
Finance lease obligations, current portion	23,414	20,865
Total current liabilities	5,405,128	4,982,392
Subordinated note payable	1,476,244	960,406
Notes payable - related parties, net of current portion	59,540	188,287
Note payable - financial institution, net of current portion	464,539	401,267
Note payable - Federal government, net of current portion	146,798	-
Operating lease obligation, net of current portion	84,752	328,425
Finance lease obligations, net of current portion	29,628	38,844
Total liabilities	7,666,629	6,899,621
Commitments and contingencies (Notes 2 and 12)		
Shareholders' equity:		
Preferred stock no par value; 1,863,354 shares authorized, 683,240 issued and outstanding as of June 30, 2021	1,100,000	-
Common stock no par value; 50,000,000 shares authorized, 13,399,214 and 13,280,385 shares issued and outstanding as of June 30, 2021 and 2020, respectively	1,343,465	879,808
Additional paid-in capital	73,576	56,074
Shareholder note receivable	(413,883)	(416,126)
(Accumulated deficit) retained earnings	(1,220,407)	213,733
Total shareholders' equity	882,751	733,489
Total liabilities and shareholders' equity	$ 8,549,380	$ 7,633,110

See accompanying notes to the consolidated financial statements

	2021	2020
Net revenue	$ 15,078,938	$ 15,074,413
Cost of revenue	(5,335,923)	(5,325,278)
Gross profit	9,743,016	9,749,135
Selling, general, and administrative expenses	(11,457,767)	(10,124,391)
Loss from continuing operations	(1,714,751)	(375,256)
Other income (expense):		
Forgiveness of debt	601,900	-
Interest expense	(292,880)	(186,540)
Other comprehensive loss	(1,341)	-
Interest and other income	12,047	11,861
Total other income (expense)	319,726	(174,679)
Loss from continuing operations before income taxes	(1,395,025)	(549,935)
Income tax provision	(36,027)	(26,414)
Net loss from continuing operations	(1,431,052)	(576,349)
Discontinued operations:		
Net income from discontinued operations (including gain on disposal of $1,647,490 in 2020), net of income taxes	-	1,615,759
Net (loss) income	(1,431,052)	1,039,410
Less: income from discontinued operations attributable to non-controlling interest	-	(339,715)
Net (loss) income attributable to common ownership	$ (1,431,052)	$ 699,695

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	Preferred stock		Common stock		Additional Paid-in Capital	Shareholder Note Receivable	Members' Equity (Deficit)	Retained Earnings (Accumulated Deficit)	Non-controlling Interest	Total Shareholders' Equity
	Shares	Amount (No par value)	Shares	Amount (No par value)						
Balance, June 30, 2019	-	-	13,280,385	$ 879,808	$ 1,672	$ (416,688)	$ (38,772)	$ 873,060	$ (9,694)	$ 1,289,386
Compensation expense in connection with options granted	-	-	-	-	4,224	-	-	-	-	4,224
Warrants issued in conjunction with subordinated note payable	-	-	-	-	50,178	-	-	-	-	50,178
Shareholders' distributions	-	-	-	-	-	-	-	(162)	-	(162)
Shareholder note receivable	-	-	-	-	-	562	-	-	-	562
Net income (loss)	-	-	-	-	-	-	1,358,860	(659,165)	339,715	1,039,410
Disposal of discontinued operations	-	-	-	-	-	-	(1,320,088)	-	(330,021)	(1,650,109)
Balance, June 30, 2020	-	-	13,280,385	879,808	56,074	(416,126)	-	213,733	-	733,489
Compensation expense in connection with options granted	-	-	-	-	17,502	-	-	-	-	17,502
Warrants issued in conjunction with subordinated note payable	-	-	-	990	-	-	-	-	-	990
Shareholders' distributions	-	-	-	-	-	-	-	(1,747)	-	(1,747)
Shareholder note receivable	-	-	-	-	-	2,243	-	-	-	2,243
Accumulated comprehensive loss	-	-	-	-	-	-	-	(1,341)	-	(1,341)
Net proceeds from issuance of preferred shares	683,230	$ 1,100,000	-	-	-	-	-	-	-	1,100,000
Net proceeds from issuance of common stock	-	-	118,829	462,667	-	-	-	-	-	462,667
Net loss	-	-	-	-	-	-	-	(1,431,052)	-	(1,431,052)
Balance, June 30, 2021	683,230	$ 1,100,000	13,399,214	$ 1,343,465	$ 73,576	$ (413,883)	$ -	$ (1,220,407)	$ -	$ 882,751

See accompanying notes to the consolidated financial statements

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	2021	2020
Cash flows from operating activities of continuing operations:		
Net loss from continuing operations	$ (1,431,052)	$ (576,349)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:		
Depreciation and amortization	220,916	250,627
Change in allowance for doubtful accounts	177,027	59,106
Inventory reserve	(72,880)	555,648
Stock option expense	17,502	4,224
Amortization of right-of-use assets	196,785	127,511
Amortization of warrant expense	11,878	10,584
Interest income on shareholder note receivable	(4,257)	(3,938)
Forgiveness of note payable - financial institution	(601,900)	-
Changes in assets and liabilities:		
Accounts receivable	27,820	(987,682)
Prepaid expenses	1,607	(188,183)
Other receivables	-	5,702
Inventories	(385,230)	(438,705)
Deposits and other assets	11,333	(67,832)
Reduction in operating lease obligation	(163,288)	(112,583)
Accounts payable	1,210,063	(425,990)
Accrued expenses and other liabilities	(907,801)	464,658
Net cash used in operating activities of continuing operations	(1,691,478)	(1,323,202)
Cash flows from investing activities of continuing operations:		
Purchases of property and equipment	(30,812)	(96,477)
Intangible assets	(124,512)	(93,843)
Net cash used in investing activities of continuing operations	(155,324)	(190,320)
Cash flows from financing activities of continuing operations:		
Collection on shareholder note receivable	6,500	4,500
Borrowings (repayments) on line of credit	150,000	(100,000)
Borrowings on related parties notes payable	-	257,101
Repayments on related parties notes payable	(83,160)	-
Borrowings on subordinated note payable	503,960	949,822
Proceeds from issuance of warrants	990	50,178
Borrowings on note payable - financial institution	577,800	601,900
Proceeds on note payable - Federal government	150,000	-
Principal payments on finance lease obligation	(6,667)	(14,928)
Proceeds from issuance of preferred stock, net	1,100,000	-
Proceeds from issuance of common stock, net	462,667	-
Shareholder distributions	(1,747)	(162)
Net cash provided by financing activities of continuing operations	2,860,343	1,748,411
Net cash provided by continuing operations	1,013,541	234,889
Net cash used in discontinued operations	-	(255,037)
Foreign exchange loss on investment	(1,341)	-
Net increase (decrease) in cash	1,012,200	(20,148)
Cash at beginning of year	459,001	479,149
Cash at end of year	$ 1,471,201	$ 459,001
SUPPLEMENTARY DISCLOSURES		
Cash paid during the year for:		
Interest	$ 271,237	$ 74,054
Income taxes	$ 51,608	$ 1,620
Non-cash investing and financing activities:		
Establishment of right-of-use asset - operating lease per ASC 842	$ -	$ 604,296
Establishment of operating lease obligation per ASC 842	$ -	$ 604,296
Establishment of right-of-use assets - finance lease per ASC 842	$ 8,188	$ 74,637
Establishment of finance lease obligations per ASC 842	$ 8,188	$ 74,637

See accompanying notes to the consolidated financial statements

NOTE 1 – NATURE OF BUSINESS

Thirty Three Threads, Inc. ("Thirty Three Threads"), formerly known as ToeSox, Inc., was originally incorporated, in the state of California, in 2004 but then changed its name in 2015. Thirty Three Threads is engaged in the design, development, manufacturing and distribution of functional footwear, apparel and accessories. Thirty Three Threads purchased the assets of Tavi Noir in September 2015, and owns the brands and related intellectual property for ToeSox, Tavi Noir and Base 33. Products are manufactured in China and imported to a warehouse in Mexico or shipped directly to international distributors. The ToeSox, Tavi Noir and Base 33 product lines include numerous styles of specialty socks, gloves, apparel and accessories that are marketed primarily to yoga, Pilates, barre, dance and other athletic enthusiasts. Sales are generated primarily in the United States with international sales in Canada as well as Asia Pacific ("APAC"), Europe, Middle East, and Africa ("EMEA").

In February 2021, the Company opened a subsidiary, Thirty Three Threads AG ("AG"), in Switzerland. The AG office oversees all accounts in the EMEA market and all AG financial results are consolidated with Thirty Three Threads, Inc.

Park Center Holdings, LLC ("PCH") was an entity, related through common ownership, which owned real estate and leased the property to Thirty Three Threads.   Thirty Three Threads and PCH also shared administrative functions. In November 2019, common ownership completed the sale of the owned real estate.   After the sale, common ownership does not beneficially own any assets related to PCH. Accordingly, the assets, liabilities, and results of operations of PCH have been presented as "discontinued operations" for all periods presented. Thirty Three Threads, AG, and PCH are collectively referred to as the "Company".

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's consolidated financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). References to the "ASC" included hereinafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative GAAP.

Consolidation

The consolidated financial statements include the accounts of Thirty Three Threads, AG and PCH. All material intercompany balances have been eliminated in consolidation.

Fiscal Year

The Company operates and reports using a fiscal year ended June 30 of each year. The Company's current fiscal year ran from July 1, 2020 through June 30, 2021 ("Fiscal Year").

Accounting estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made include the allowance for doubtful accounts, which is estimated based on current and historical customer practices;

stock option expense, which is calculated based on the fair value of each option award estimated on the grant date using the Black-Scholes valuation model; inventory obsolescence, which is estimated based on projected and historical inventory movement; and lease liability and right-of-use asset, which is calculated based on certain assumptions such as borrowing rate, likelihood of lease extensions to occur, and asset valuation. Actual results could materially differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses and other liabilities, line of credit and notes and leases payable. The carrying values are considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portion of the notes and leases payable represents fair value as the terms approximate those currently available for similar debt instruments.

Cash

For the purposes of reporting cash flows, cash includes cash on hand, checks received but not yet deposited and short-term investments with an original maturity of ninety days or less. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the account balances can exceed the insured limit. At June 30, 2021, the Company had a cash balance of $1,344,748.

Accounts receivable

The Company carries its accounts receivable at invoiced amounts less allowances for doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. An allowance for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial position. Receivables are considered past due based upon the credit terms extended to customers. Receivables are written off to expense in the period deemed uncollectible after collection efforts have proven unsuccessful. The Company recorded an allowance for doubtful accounts of $92,181 and $61,660 at June 30, 2021 and 2020, respectively.

Inventories

Inventories are comprised of purchased finished goods and are stated at the lower of weighted average cost or net realizable value. Management periodically reviews inventory for excess quantities and obsolescence and evaluates quantities on hand for physical condition and functionality as these characteristics may be impacted by customer demand for current products and new product introductions. The reserve is adjusted based on such evaluation, with a corresponding provision included in cost of revenues. The Company periodically reviews the value of items in inventory and has established a reserve for write-downs or write-offs based on its assessment of seasonal, discontinued, and obsolete products. Based on review of inventory during 2021, management decreased the reserve for obsolete inventory by approximately $72,900 at June 30, 2021.

Inventories consist of the following at June 30:

	2021	2020
Inventories at cost	$ 3,457,063	$ 3,427,947
Purchases in transit	739,292	383,177
Inventory reserve	(537,541)	(610,421)
Inventories, net	$ 3,658,813	$ 3,200,703

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from three to fifteen years. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the assets. Depreciation and amortization expense related to property and equipment amounted to $142,816 and $135,191 for the years ended June 30, 2021 and 2020, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

The Company accounts for intangible assets in accordance with ASC 350, *Goodwill, and Other Intangible Assets.* Accordingly, intangible assets with finite useful lives are amortized while intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually, or upon relevant events and circumstances that could have an impact on the fair value. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction of the carrying value of the related asset and a charge to operating results. Based on impairment tests as of June 30, 2021 and 2020, the Company determined that there was no impairment of its intangible assets with indefinite lives. Amortization expense related to intangible assets amounted to $78,100 and $115,436 for the years ended June 30, 2021 and 2020, respectively.

Accrued expenses and other liabilities

In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as payroll and royalty expenses. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

Revenue recognition

The Company has various contracts with customers. The Companys' contracts specify that revenues from product sales are recognized at the time the product is shipped, customarily FOB shipping point, which is when the transfer of control of goods has occurred and at which point title passes. Revenue is recorded net of estimated returns and sales discounts given to customers. The Company does not allow for unapproved returns, except in the event of defective merchandise, and has established an allowance for returns based on historical experience which have averaged less than four percent. In addition, the Company has contracts with customers wherein the customers receive sales discounts. The Company evaluated the status of these contracts as of June 30, 2021 and does not believe that any additional discounts will be given through the end of the contract periods. The Company sells its products to domestic and international distributors, directly to customers through its online store, and through commission agreements with various studio fitness chains and retailers. See Note 11 for geographic detail of revenue.

Rental income, which is included in discontinued operations on the consolidated statements of operations, is recognized as rents become due.

Shipping and handling

Shipping and handling fees billed to customers are recorded in net revenue. Total shipping revenue for the years ended June 30, 2021 and 2020 amounted to $334,667 and $257,803, respectively. The costs associated with shipping goods to customers are included in cost of revenue.

Marketing and advertising

The Company expenses marketing and advertising costs as they are incurred. Marketing and advertising costs for the years ended June 30, 2021 and 2020 were $1,088,154 and $662,380, respectively, which are included in selling, general, and administrative expenses.

Sales tax

Taxes collected from the Companys' customers are included in accrued expenses and other liabilities until the taxes are remitted to the appropriate taxing authorities. Taxes collected are excluded from revenues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Until June 30, 2019, Thirty Three Threads had elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, Thirty Three Threads did not pay federal corporate income taxes on its taxable income; however, it was subject to a 1.5% California franchise tax. In addition, the shareholders were liable for individual federal and state income taxes on the entity's taxable income. Thirty Three Threads disbursed the funds necessary to satisfy the shareholders' estimated personal income tax liabilities. Effective July 1, 2019, the Company elected to be taxed as a C Corporation. Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and income tax purposes and for the expected future tax benefit to be derived from tax loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and tax loss carry-forwards are to be recovered or settled.   The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. PCH is an LLC, which is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the entity's income or loss for income tax reporting purposes. In accordance with the entity's operating agreement, the entity may disburse funds necessary in order to satisfy the members' estimated income tax liabilities. LLCs registered in the State of California are subject to an annual minimum state franchise tax of $800 and an LLC fee based upon revenues up to a maximum of $11,790.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with FASB ASC 740 ("ASC 740"), *Income Taxes*. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of June 30, 2021 and 2020, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and California state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return. Currently no audits for any tax periods are in progress.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2021 and 2020, the Company has no accrued interest or penalties related to uncertain tax positions.

Stock-based compensation

The Company follows the guidance of the accounting provisions of ASC 718, *Share-based Compensation*, which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (warrants and options). The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Management's estimate of expected volatility was based on a sampling of companies with attributes similar to those of the Company. The risk-free rate was based on the U.S. Treasury rate on instruments with terms similar to the expected lives of the options. Expected lives were determined using the simplified method. The Company has elected to account for forfeitures as they occur.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation (continued)

The fair value of options granted during the years ended June 30, 2021 and 2020, respectively, were estimated on the date of grant using the following weighted average assumptions:

	2021	2020
Dividend Yield	0%	0%
Expected volatility	63%	30% - 53%
Risk-free interest reate	0.6%	0.5% - 1.6%
Expected lives (in years)	6.5	6.5

Going concern

The Company's financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, the Company had a net loss from continuing operations and net cash used in operating activities of continuing operations for the years ended June 30,

2021 and 2020. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company is continuing to expand operations while generating revenue and reinforcing its positive relationships with key vendors and customers. The Company's current cash position may not be sufficient to support the Company's daily operations, however, management anticipates receiving additional funding from private investors via equity sales and loans. In addition, existing shareholders have cash resources through the sale of PCH to contribute to the capital needs of the Company.

While management believes the Company's strategy is viable for continuing operations, generating sufficient revenue, and raising additional funds, there can be no assurances to that effect.

The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan, generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern**.**

Subsequent events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. The Company has evaluated subsequent events through October 28, 2021, which is the date the financial statements were available to be issued.

On July 1, 2021 the Company signed an amendment to a distributor agreement with an international customer. The amendment extends the agreement to January 15, 2022, modifies minimum purchases, discounts,

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent events (continued)

invoicing, return of goods, marketing contributions and payment terms. The agreement included conversion of part of the customer's outstanding accounts receivable balance $207,308 to a non-interest bearing note receivable consisting of monthly payments of $17,276 starting in July 2021.

On July 20, 2021 a second modification agreement was signed with Comerica Bank. In conjunction with this agreement the Company made a payment of $100,000 on August 27, 2021 and agreed to make another payment of $800,000 by November 30, 2021. The maturity date of the note was changed to July 31, 2022 and certain loan covenants will be waived through July 31, 2022.

On August 9, 2021 a second amendment to the lease agreement for office space was agreed upon. The lease is extended to January 31, 2026 and includes modification of the monthly rent payments by 2.8% in year 1, (2.6)% in year 2, and 5% in each year 3, 4 and 5. The building owner agreed to provide $100,000 in building improvements in the first year.

On August 11, 2021, the Company agreed to a second amendment to the preferred stock agreement with an investment company. The amendment modifies the debt-to-equity conversion to be split into three tranches of $500,000 each. The agreement identifies specific revenue and EBITDA targets that must be achieved in order for the debt-to-equity conversions to occur. The investment company paid the Company $400,000 for 248,447 shares of preferred stock on July 27,2021.

On September 29, 2021 the second PPP loan of $577,800 was forgiven.

Right-of-use asset and lease liability

In February 2016, FASB issued an accounting standards update which requires lessees to recognize most leases on the balance sheet with a corresponding right-of-use asset. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of fixed lease payments over the lease term. Leases will be classified as financing or operating which will drive the expense recognition pattern. The Company has elected to exclude short-term leases. The Company adopted this guidance as of July 1, 2019.

The adoption of this standard resulted in an operating lease right-of-use asset and operating lease obligation being recorded in the amount of $604,296 relating to the Company's building lease agreement. The Company also has several lease agreements for computer equipment and a copy machine, all of which are classified as finance leases. Finance lease assets of $82,825 and $74,637 relating to these agreements as of June 30, 2021 and 2020, respectively, were recorded in net property and equipment, with finance lease obligations of $53,042 and $59,709 recorded on the balance sheet for June 30, 2021 and 2020, respectively. The right-of-use assets and lease liabilities for the Company's operating and finance leases will be amortized over the lives of the underlying leases. For additional information, see Note 12. The Company has elected not to reassess whether expired or existing contracts contain leases or reassess the classification of existing leases as of the adoption date. Some of the leases include the option to renew and the exercise of the renewal options is at the Company's sole discretion. Options to extend or terminate a lease are considered in the lease term to the extent that the option is reasonably certain of exercise. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

NOTE 3 – PROPERTY AND EQUIPMENT

At June 30, 2021 and 2020 property and equipment, net consists of:

		2021		2020
Computer hardware	$	123,064	$	147,782
Furniture, fixtures and office equipment		401,975		378,485
Leasehold improvements		25,333		27,821
Machinery and equipment		153,121		142,765
Total property and equipment at cost		703,493		696,853
Accumulated depreciation and amortization		(458,615)		(332,935)
Property and equipment, net	$	244,878	$	363,918

NOTE 4 – INTANGIBLE ASSETS

At June 30, 2021 and 2020 intangible assets, net consists of the following:

	Life	2021		2020
Computer software	3-5 years	$ 594,114	$	517,823
Patents	15 years	356,891		352,720
Trademarks	Indefinite	128,078		101,164
Total intangible assets at cost		1,079,083		971,707
Accumulated amortization		(641,570)		(587,642)
Intangible assets, net		$ 437,513	$	384,065

The Company capitalizes all legal costs to register, purchase, and renew its intangible assets. Amortization of intangible assets with finite lives is provided for on a straight-line basis over their estimated useful lives. Amortization expense related to intangible assets with finite lives amounted to $78,100 and $115,436 for the years ended June 30, 2021 and 2020, respectively. Estimated amortization expense related to intangible assets for the next five years and thereafter is as follows:

Years ending June 30,

2022	$	52,092
2023		52,207
2024		32,672
2025		23,793
2026		23,793
Thereafter		252,956
	$	437,513

NOTE 5 – LINE OF CREDIT

The Company maintains a line of credit with a financial institution allowing borrowings up to $1,300,000, which is due on demand and collateralized by the property and assets of Thirty Three Threads. Borrowings under the line bear interest at prime referenced rate plus 1.00%, and no less than daily adjusting LIBOR rate plus 2.50%, on the first day of the applicable fixed rate term (which was 4.25% at June 30, 2021 and 2020). The outstanding balance on the line of credit was $1,000,000 and $850,000 at June 30, 2021 and 2020, respectively. The Company is required to maintain certain financial and non-financial covenants in accordance with the line of credit agreement. At June 30, 2021 and 2020, the Company was out of compliance with these covenants; accordingly, the Company received a formal waiver from the financial institution.

NOTE 6 – NOTES PAYABLE

Notes payable consist of the following at June 30, 2021 and 2020, respectively:

	2021	2020
Note payable to a private equity firm, advances of up to $1,500,000 with interest at 15% per annum, interest only payable monthly starting September 2019. The note is subordinated to the line of credit and secured by all assets and property of the Company. The balance remaining on the loan is due in full by December 31, 2022. Warrants to purchase 165,060 shares of common stock were issued to the lender and exercised November 2020. The amount of capital stock, represented by the 165,060 shares, on the date of issuance was 0.3125%. The Company valued the warrant at $50,000 which is being recognized over the life of the loan.	$ 1,476,244	$ 960,406
On April 20, 2020, the Company received loan proceeds of $601,900 under the Paycheck Protection Program ("PPP") as part of the Coronavirus Aid, Relief & Economic Security ("CARES") Act. Funds from the loan may only be used for payroll costs, group health care benefits, rent and utilities. The Company has used the enitire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if used for qualifying expenses as described in the CARES Act. The Company received confirmation of the loan forgiveness on May 24, 2021 and accordingly, is included in forgiveness of debt in the accompanying consolidated statements of operations.	-	601,900
On February 11, 2021, the Company received loan proceeds of $577,800 under the PPP as part of the CARES Act. Funds from the loan may only be used for payroll costs, group health care benefits, rent, utilities, supplier costs and other covered operational costs. The Company has used the enitire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if used for qualifying expenses as described in the CARES Act. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan in whole. Any unforgiven portion is payable monthly, at an interest rate of 1% per annum, and due in full by February 11, 2026. The loan was forgiven September 29, 2021.	577,800	-
Economic Injury Disaster Loan with U.S. Small Business Administration. The note is secured by assets of the Company and accrues interest at a rate of 3.75% per annum. The Company has used the proceeds for qualifying expenses. The $150,000 note is due in full July 2050 and includes monthly principal and interest payments of $731 starting in July 2021.	150,000	-
Note payable to a shareholder, initial loan $201,040 with interest accruing at a rate of 5% per annum. Monthly payments vary from $4,000 to $8,000 with full payment due by December 31,	136,071	205,681
Note payable to a shareholder, initial loan $50,260 with interest accruing at a rate of 5% per annum. Monthly payments vary from $1,000 to $2,000 with full payment due by December 31, 2022	37,870	51,420
Total notes payable	2,377,985	1,819,407
Less: current portion	230,864	269,447
Long-term portion	$ 2,147,121	$ 1,549,960

NOTE 6 – NOTES PAYABLE (continued)

The Company is required to maintain certain financial and non-financial covenants in accordance with the line of credit. At June 30, 2021 and 2020, the Company was out of compliance with these covenants; accordingly, the Company received a formal waiver from the financial institution.

The following is a summary of principal maturities as of June 30, 2021:

Years ending June 30,

2022	$	230,864
2023		1,653,507
2024		118,999
2025		120,291
2026		121,602
Thereafter		132,722
	$	2,377,985

NOTE 7 – SHAREHOLDERS' EQUITY

Preferred stock – The Company is authorized to issue 1,863,354 shares of preferred stock with no par value. In 2021, the Company issued 683,230 shares with an average net share price of approximately $1.61 to a private equity firm in conjunction with a preferred stock purchase agreement. Stock issuance costs related to these preferred shares were $55,000 for the year ending June 30, 2021.

Common stock - The Company is authorized to issue 50,000,000 shares of common stock with no par value. In 2021, the Company issued 370,539 shares, with an average share price of approximately of $1.84, to a series of individuals as a result of a Regulation CF capital raise. The Company has 13,399,214 and 13,280,385 shares outstanding as of June 30, 2021 and 2020, respectively. Stock issuance costs for the year ending June 30, 2021 were $190,550.

Distributions - Holders of shares are entitled to receive distributions on a pro rata basis, and are payable when and if declared by the Company's Board of Directors. Such distributions are not cumulative. Distributions of $1,747 and $162, were paid during the years ended June 30, 2021 and 2020, respectively.

Voting rights - Holders of common stock have the right to one vote per share.

Stock options - In the years ended June 30, 2019 and 2018, the Company adopted stock incentive plans covering an aggregate of 3,500,000 and 750,000 shares, respectively, of the Company's unissued common stock to be granted to employees, directors, and select contractors of the Company. During the years ended June 30, 2021 and 2020, the Company granted 273,099 and 2,655,765 shares, respectively, to officers and employees at exercise prices ranging from $0.72 to $2.00 per share.

Warrants - During the year ended June 30, 2020, the Company issued warrants to purchase 165,060 shares of capital stock in conjunction with a note payable to a private equity firm. The warrants were exercised November 2020. The Company valued the warrants at approximately $50,000 which are being recognized over the life of the loan. The unamortized amount of the warrants at June 30, 2021 and 2020 is approximately $24,000 and $50,000, respectively. The amount amortized to interest expense during the year ended June 30, 2021 was approximately $16,000.

NOTE 7 – SHAREHOLDERS' EQUITY (continued)

Activity as to aggregate stock options outstanding is as follows:

	Number of stock options	Exercise price range per share	Weighted average exercise price
Options outstanding at June 30, 2019	1,661,500	$0.52 - $1.30	$0.70
Options granted	2,655,765	$1.30 - $1.43	$1.31
Options exercised	-	-	-
Options canceled or expired	-	-	-
Options outstanding at June 30, 2020	4,317,265	$0.52 - $1.30	$1.04
Options granted	273,099	$1.30 - $2.00	$1.33
Options exercised	-	-	-
Options canceled or expired	(255,429)	$1.30	$1.30
Options outstanding at June 30, 2021	4,334,935	$0.52 - $2.00	$1.08

The weighted average fair value of options granted during the years ended June 30, 2021 and 2020 was $1.33 and $1.31, respectively. The aggregate intrinsic value of options outstanding at June 30, 2021 and 2020 was $0.

The number of non-vested stock options as of June 30, 2021 included in the table above is as follows:

	Number of shares	Weighted average grant date fair value
Non-vested shares at June 30, 2020	3,339,206	$1.21
Granted	273,099	$1.33
Vested	(1,597,467)	$1.08
Forfeited	255,429	$1.30
Non-vested shares at June 30, 2021	2,270,267	$1.25

At June 30, 2021, the total compensation cost related to non-vested stock option awards not yet recognized totaled approximately $84,000. The weighted average period over which this amount was expected to be recognized at June 30, 2021 is 3.93 years. The weighted average remaining contractual term of options that are exercisable at June 30, 2021 is 2.9 years.

The following summarizes information about the Company's stock options outstanding at June 30, 2021:

NOTE 7 – SHAREHOLDERS' EQUITY (continued)

Range of exercise prices	Number outstanding at June 30, 2021	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable at June 30, 2021
$0.52 - $0.72	1,466,500	1.5	$0.62	1,235,920
$1.30 - $1.43	2,616,765	3.5	$1.31	796,203
$1.30 - $2.00	251,670	4.4	$1.33	32,545

NOTE 8 – RELATED-PARTY TRANSACTIONS

Shareholder note receivable - The Company has a long-term note receivable due from a shareholder with a maturity date of January 1, 2085 or earlier. The note is secured by the shareholder's grant of security interest in shares of the Company. The note accrues annual interest at approximately 0.95% and payments of $500 are received monthly. Interest income is capitalized into the note balance. Interest income of $4,256 and $3,939 was recognized during the years ended June 30, 2021 and 2020, respectively. Principal payments of $6,500 and $4,500 were received during the years ended June 30, 2021 and 2020, respectively. The outstanding balance of the shareholder note receivable was $413,883 and $416,126 at June 30, 2021 and 2020, respectively, and has been recorded as contra equity within the consolidated statements of shareholders' equity due to the relative uncertainty surrounding repayment.

Related party payables - The Company has a payable due to a shareholder with a balance due of $136,071 and $205,681 at June 30, 2021 and 2020, respectively. The original amount of the note was $201,040 with interest accruing at a rate of 5% per annum. Monthly payments vary from $4,000 to $8,000 with full payment due by December 31, 2022.

The Company has a payable due to a related party with a balance due of $37,870 and $51,420 at June 30, 2021 and 2020, respectively. The original amount of the note was $50,260 with interest accruing at a rate of 5% per annum. Monthly payments vary from $1,000 to $2,000 with full payment due by December 31, 2022.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company provides unsecured credit in the normal course of business to customers throughout the United States and in foreign markets. For the years ended June 30, 2021 and 2020, the Company did not have any individual customers accounting for more than 10% of sales. At June 30, 2021, the Company had three customers that accounted for 36% of gross accounts receivables while at June 30, 2020 the Company had two customers accounting for 31% of gross accounts receivable. If the financial condition or operations of these customers deteriorates, the risks associated with selling on credit could increase substantially.

For the years ended June 30, 2021 and 2020, the Company had four vendors that accounted for 92% and 91%, of inventory purchases, respectively. For the years ended June 30, 2021 and 2020, the Company had three vendors that accounted for 51% and 68% of accounts payable, respectively.

NOTE 10 – INCOME TAXES

The Company accounts for its income taxes under ASC 740 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The tax effect of temporary differences consisted of the following as of June 30, 2021and 2020, respectively:

		2021		2020
Deferred tax assets:				
Net Operating Loss carryforwards	$	765,400	$	87,500
Lease Liability		46,200		-
Provisions		34,500		38,000
Other		200		200
Total deferred tax assets		846,300		125,700
Deferred tax liabilites:				
Depreciation on property and equipment	$	(121,700)	$	(68,000)
Right of use asset		(23,300)		-
Total deferred tax liabilities		(145,000)		(68,000)
Valuation Allowance		(701,300)		(57,700)
Net deferred tax assets	$	-	$	-

Income tax expense for the year ended June 30, 2021 and 2020 is comprised as follows:

	2021		2020	
Current expense:				
Federal	$	(36,487)	$	-
State		460		(26,414)
Total current portion		(36,027)		(26,414)
Deferred expense:				
Federal		-		-
State		-		-
Total deferred potion		-		-
Total income tax expense (benefit)	$	(36,027)	$	(26,414)

NOTE 10 – INCOME TAXES (continued)

The income tax expense differs from the amounts which would be provided by applying the statutory federal income tax rate of 21% to the net income before income tax expense. The primary components of this difference for the years ended June 30, 2021 and 2020, respectively, are as follows:

	2021		2021 Rate	2020		2020 Rate
Tax computed at the federal statutory rate	$	242,000	21.00%	$	116,000	21.00%
State tax, net of fed tax benefit		81,000	6.98%		35,000	6.43%
Permanent Items		13,000	1.10%		(9,000)	-1.67%
Federal carryback to short year C corporation		-	-		(45,000)	-8.14%
Opening deferred tax liability on conversion to C corporation from S corporation		-	-		(40,000)	-7.20%
Valuation allowance increase(decrease)		(684,487)	-59.29%		(57,700)	-8.89%
California short period tax not recoverable by net operating loss carryback		-	-		(24,300)	-3.77%
Federal and state net operating losses		312,000	27.07%			
Other		460	0.04%		(1,614)	0.02%
Income tax provision	$	(36,027)	-3.09%	$	(26,614)	-2.22%

As the ultimate realization of the potential benefits of the Company's deferred tax assets is considered uncertain by management, the Company has offset the deferred tax assets attributable with a valuation allowance. The valuation allowance increased by $626,787 in 2021. The Company is subject to federal or state income tax examinations by tax authorities for years after 2016.

At June 30, 2021, the Company had federal and California net operating loss carryforwards of approximately $1,611,000 and $1,645,000, respectively, which begin to expire in 2040.

Pursuant to Internal Revenue Code Sections 382 and 383, the Company's use of its net operating loss carryforwards may be limited as a result of cumulative changes in ownership of more than 50% over a three year period.

NOTE 11 – GEOGRAPHIC CONCENTRATION

As of June 30, 2021 and 2020, approximately $20,000 and $55,000, respectively, of the Company's property and equipment, net of accumulated depreciation, was located in Tijuana, Mexico. All of the Company's inventory is located in Tijuana, Mexico. Geographic information regarding net revenues is approximately as follows:

Years ending June 30,	2021	2020
Approximate net revenues:		
US	$ 11,907,000	$ 11,747,000
APAC	1,742,000	1,825,000
EMEA	1,247,000	1,022,000
Canada	176,000	398,000
Other	154,000	82,000
	$ 15,226,000	$ 15,074,000

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Leases

For leases with terms greater than 12 months, a related asset and obligation at the present value of lease payments over the term is recorded. If the rate implicit in the lease is not available, the incremental borrowing rate is used, which is based on the estimated interest rate for collateralized borrowing over a similar term of the lease at commencement date.

In October 2019, the Company entered into an agreement to lease a building in Vista, California for the period from November 1, 2019 through October 31, 2022. On June 17, 2020, the Company signed an amendment to the lease agreement wherein it was granted two additional months of rent concessions. The initial base rent for the lease agreement was $18,711 per month, increasing to $20,831 for the period from November 1, 2020 through October 31, 2021 and $21,409 for the period from November 1, 2021 through October 31, 2022. As of June 30, 2021 the monthly rent is $ 20,831.

The Company also has several finance lease agreements for computer and office equipment. Monthly payments for these agreements range from approximately $50 to $620 per month, with the balance due in full in 2026. Each of these agreements include a bargain purchase option of $1.

For purposes of determining straight-line rent expense, the lease term is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any renewal option periods that the Company is reasonably certain of exercising. The Company's office lease has contractually specified minimum rent and annual rent increases are included in the measurement of the right-of-use asset and related lease liability. Additionally, under this lease arrangement, the Company may be required to pay directly, or reimburse the lessor, for some maintenance and operating costs. Such amounts are generally variable and therefore not included in the measurement of the right-of-use asset and related lease liability but are instead recognized as variable lease expense in the consolidated statements of operations when they are incurred. The Company recognized rent expense of approximately $185,361 and $147,000 for the years ended June 30, 2021 and 2020, respectively.

The table below presents certain information related the lease-related assets and liabilities recorded on the balance sheet as of June 30,

	2021	2020
Weighted average remaining lease term (in years)		
Operating lease	1.33	2.33
Finance leases	2.52	3.83
Weighted average discount rate		
Operating lease	5%	5%
Finance leases	12%	3%
Operating cash flow from operating leases	$ 33,497	$ 13,928
Financing cash flow from finance leases	$ 6,667	$ 14,928
Right-of-use assets obtained in exchange for new operating lease liabilities	$ -	$604,296

NOTE 12 – COMMITMENTS AND CONTINGENCIES (continued)

Leases (continued)

The maturity of lease liabilities as of June 30, 2021 are as follows:

Years ending June 30,	Operating lease obligation	Finance lease obligation
2022	$ 243,673	$ 23,414
2023	84,752	17,572
2024	-	8,089
2025	-	2,622
2026	-	1,344
	$ 328,425	$ 53,042

Commission & Royalty Agreements

The Company has certain commission and royalty agreements through which it has obtained rights to manufacture and market products solely for sale to various purchasers and their franchisees, primarily consisting of studio fitness locations and other retailers. Commission and royalty expense of approximately $2,823,000 and $2,981,000, related to these agreements, was included in selling, general, and administrative expenses for the years ended June 30, 2021 and 2020, respectively. Product sales related to these agreements comprised approximately 55% and 53% of total net revenues for the years ended June 30, 2021 and 2020, respectively. The Company may enter into other royalty and license agreements in the future as it deems necessary for conducting business.

Regulations and industry

The apparel industry is subject to laws and regulations of federal, state, and local governments. As a manufacturer of consumer products, the Company has exposure to California Proposition 65 which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All companies in California are subject to potential claims based on the content of their products sold. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

Uncertainty

During the year ended June 30, 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. The combination of the outbreak and associated mandates from federal, state, and local authorities have created significant economic uncertainties and an overall decline in economic activity which could result in a loss of revenue and other material adverse effects to the Company's consolidated financial position, consolidated statements of operations, consolidated statements of owners' equity, and consolidated statements of cash flows. The Company is not able to reliably estimate the length or severity of either the outbreak or the related health mandates, nor their impact on the Company's business operations. Accordingly, the financial impact of this event cannot be reasonably estimated at this time, but could be substantial. The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise

NOTE 12 – COMMITMENTS AND CONTINGENCIES (continued)

Uncertainty (continued)

in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

Litigation

The Company is also subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company accrues a liability and charges operations for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated in accordance with the recognition criteria in FASB ASC 450, *Contingencies*. Estimating liabilities and costs associated with these matters requires significant judgment and assessment based on the professional knowledge and experience of management and its legal counsel. Management believes there is no such accrual necessary as of June 30, 2021 and 2020.

Retirement savings plan

The Company has established an employee benefit plan as provided under §401 (k) of the Internal Revenue Code (the "Plan"). The Plan is open to all eligible employees as defined in the Plan documents. The Company may make matching and discretionary contributions to the Plan in such amounts as provided by the Plan and determined by the shareholders. The Company made contributions of approximately $8,900 and $55,000 for the years ended June 30, 2021 and 2020, respectively.

NOTE 13 – CONSOLIDATION OF VARIABLE INTEREST ENTITY AND DISCONTINUED OPERATIONS

Consolidation of variable interest entity

Management evaluated the explicit and implicit variable interests of Thirty Three Threads to determine if they have any variable interests in PCH. Variable interests are contractual, ownership, or other pecuniary interest in an entity whose value changes with changes in the fair value of the entity's net assets, exclusive of variable interests. The analysis includes consideration of the design of the entity and its organizational structure, including decision making ability over the activities that most significantly impact the Variable Interest Entity's ("VIE") direct performance. The entity that consolidates a VIE is referred to as the primary beneficiary of that VIE.

PCH was related through common ownership and leased certain property to Thirty Three Threads, which was used in operations. Substantially all of PCH's revenue was from Thirty Three Threads and PCH's accounting records were maintained by the management of Thirty Three Threads. The property was primarily used by Thirty Three Threads, with minimal space leased to third parties. The PCH lease commenced on May 1, 2015, and terminated November 2019 with the sale of the leased property and the dissolving of PCH.

Thirty Three Threads had a direct interest in PCH through its obligation to absorb losses of PCH through the guarantee of debt that could potentially be significant to PCH; therefore, management determined that PCH was a VIE. Additionally, as a result of being determined to be a "public business entity" Thirty Three Threads is required to consolidated PCH in its financial statements.

The equity of PCH was not owned by Thirty Three Threads, and therefore, has been reflected as a noncontrolling interest in the accompanying consolidated financial statements. The consolidation of PCH did not change the legal ownership, and did not change the assets or liabilities and equity of Thirty Three Threads or PCH as stand-alone entities. All inter-company accounts and transactions have been eliminated in consolidation. Accordingly, the financial statements are presented on a consolidated basis including the accounts of Thirty Three Threads and PCH through November 2019. The assets, liabilities, and results of operations of PCH have been presented as "discontinued operations" for the year ended June 30, 2020. In November 2019, common ownership completed the sale of the property. For the year ended June 30, 2020, the Company recognized net income attributable to common ownership of $1,276,044 including a gain on sale attributable to common ownership of $1,317,992.

NOTE 13 – CONSOLIDATION OF VARIABLE INTEREST ENTITY AND DISCONTINUED OPERATIONS (continued)

Discontinued operations

In November 2019, the ownership of PCH completed the sale of the property owned by PCH and dissolved PCH. After the sale, Thirty Three Threads no longer consolidates the financial results of PCH within its financial results of continuing operations. For all the periods prior to the sale, the financial results of PCH are presented as net earnings from discontinued operations on the Consolidated Statements of Operations.

The following table presents the financial results of the Company's discontinued operations for the fiscal years ended June 30, 2020:

Net revenue	$	59,334
Operating expenses		(98,902)
Gain on sale of real estate, net		1,647,490
Interest and other, net		8,872
Earnings from discontinued operations before taxes		1,616,794
Provision for income taxes		(1,035)
Income from discontinued operations		1,615,759
Income attributable to non-controlling interest		(339,715)
Net income attributable to common ownership	$	1,276,044